Exhibit 99.1

Melco Crown Entertainment

Melco Crown Entertainment Limited

Contents

2	Financial Highlights
3	Market Overview and Key Highlights
6	Business Overview

10 Management Discussion and Analysis

30 Other Information

54 Report on Review of Unaudited Condensed

Consolidated Financial Statements

56 Unaudited Condensed Consolidated Balance Sheet

58 Unaudited Condensed Consolidated

Statement of Operations

60 Unaudited Condensed Consolidated

Statement of Comprehensive Income

61 Unaudited Condensed Consolidated

Statement of Shareholders’ Equity

63 Unaudited Condensed Consolidated

Statement of Cash Flows

65 Notes to Unaudited Condensed Consolidated

Financial Statements

93 Corporate Information

96 De? nitions and Glossary

This interim report is prepared in both English and Chinese and in the event of inconsistency, the

English text of this interim report shall prevail over the Chinese text.

FINANCIAL HIGHLIGHTS

Net revenues US$1.97 billion

Net revenues for the six months ended June 30, 2012 were US$1.97 billion, an increase of US$198.8 million, or 11.3%, as compared with US$1.77 billion for the six months ended June 30, 2011.

Net income US$204.4 million

Net income attributable to Melco Crown Entertainment was US$204.4 million for the six months ended June 30, 2012, as compared with net income of US$73.8 million for the six months ended June 30, 2011.

Basic net income per Share US$0.124

Basic net income per Share attributable to Melco Crown Entertainment was US$0.124 for the six months ended June 30, 2012, as compared to basic net income per Share of US$0.046 for the six months ended June 30, 2011.

Adjusted EBITDA US$446.4 million

Adjusted EBITDA for the six months ended June 30, 2012 was US$446.4 million,

representing an increase of US$108.8 million, or 32.2%, as compared to US$337.6 million for the six months ended June 30, 2011.

2	INTERIM REPORT 2012 Melco Crown Entertainment Limited

MARKET OVERVIEW AND

KEY HIGHLIGHTS

Macau Market

In the ? rst six months of 2012, market-wide gross gaming revenues in Macau grew by 19.8% over the comparable period of 2011, primarily driven by the strength of the mass market table games segment which grew at 35.7% over this same period. The rolling chip segment continues to contribute the majority of gross gaming revenues in Macau, with 71% of the total during the ? rst six months of 2012, with mass market table games and gaming machine segments contributing 25% and 4% over the same period, respectively.

Despite challenges in the global economy, Macau continues to deliver meaningful growth, particularly in the mass market table games segment. We remain con? dent in the future of Macau and believe our outlook is well supported by the long term growth,

and increasing consumerism, in its core feeder market, China, as well as a progressive and stable regulatory environment. Moreover, the exciting infrastructure and development blueprint for Macau and the broader region, including the Intercity Mass

Rapid Transit rail network in China, Hong Kong-Zhuhai-Macau Bridge, the permanent ferry terminal in Taipa, Hengqin Island development and the Macau Light Rail, provide further support in making Macau the leading leisure and tourism destination in Asia.

Visitors to Macau increased modestly, growing 2.5% in the ? rst six months of 2012,

compared to the same period of 2011. During this same period, visitors from China increased 8.5%, highlighting the importance of China in driving overall visitation levels. China accounted for approximately 60% of all visitors to Macau in the ? rst six months of 2012, while visitors from Hong Kong and Taiwan contributed 26% and 4%,

respectively.

Melco Crown Entertainment Limited INTERIM REPORT 2012 3

MARKET OVERVIEW AND KEY HIGHLIGHTS

Studio City

In July 2012, an amendment to the Studio City land grant was published in the Macau

Of? cial Gazette and we received the permit to restart construction from the Macau

Government, enabling us to move forward with the development of Studio City, a large-scale integrated entertainment, retail and gaming resort which will include signi? cant gaming capacity, ? ve-star hotel offerings and various entertainment,

retail and food and beverage outlets to attract a diverse range of customers, with a particular focus on the mass market segment in Asia and, in particular, from Greater

China.

In addition to its anticipated diverse range of gaming and non-gaming offerings,

we believe Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint and a proposed light rail station, is a major competitive advantage, particularly as it relates to the increasingly important mass market segments.

City of Dreams

Opening of Hard Rock Cafe: In February 2012, we opened the ? rst Hard Rock Cafe in

Macau, bringing an exciting and differentiated entertainment and food and beverage offering to the market.

City of Dreams, Signature Club: During the second quarter of 2012, we opened our new premium mass gaming area at City of Dreams, located in the lobby of Grand

Hyatt Macau, delivering to our key customers a customized and luxurious gaming experience, solidifying our dominance in this key segment and setting a new standard for premium mass gaming in Macau.

Taboo show: In July 2012, City of Dreams delivered another unique entertainment offering to Macau, with a limited-run, cabaret style show at Club Cubic. This Franco

Dragone inspired show demonstrates our commitment to further diversify the leisure and entertainment options available to visitors to Macau.

Philippines Development

In July 2012, we, through our wholly-owned subsidiary, entered into a memorandum of agreement with certain Philippine parties for the development and operation of a casino, hotel, retail and entertainment resort in Manila, which will further diversify our exposure in the expanding Asian gaming market and deliver an incremental source of earnings and cash? ow. Please refer to our announcement dated July 5, 2012 for further details.

4	INTERIM REPORT 2012 Melco Crown Entertainment Limited

MARKET OVERVIEW AND KEY HIGHLIGHTS

Our share of contribution towards the cost of this project up to the time of opening is estimated to be approximately US$580 million, consisting of funds primarily for capital expenditures, working capital for initial opening, pre-funded interest, and other pre-

opening expenses, contributed by a combination of cash, Group cash ? ows and debt

? nancing. It is expected that a loan facility of approximately US$320 million may be made available to us to partially ? nance the project. Further details on this project will be made available when the terms and conditions of the de? nitive agreements with our counterparties in the Philippines are ? nalized.

Melco Crown Entertainment Limited INTERIM REPORT 2012 5

BUSINESS OVERVIEW

We are a developer, owner and, through our subsidiary Melco Crown Gaming, operator of casino gaming and entertainment resort facilities.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. Our operations cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We seek to attract patrons from throughout Asia and, in particular, from Greater China.

We currently focus on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2011, Macau generated approximately US$33.4 billion of gaming revenues, according to the DICJ, representing a 42% increase from that generated in 2010. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Our Company’s ADSs were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. Our Company also successfully completed a dual primary listing on the Hong Kong Stock Exchange in December 2011.

6	INTERIM REPORT 2012 Melco Crown Entertainment Limited

BUSINESS OVERVIEW

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June

2009. City of Dreams targets the premium mass gaming market and VIP players from regional markets across Asia. City of Dreams currently features a casino area of approximately 420,000 square feet with approximately 440 gaming tables and approximately 1,400 gaming machines.

The Crown Towers hotel and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms.

City of Dreams includes over 20 restaurants and bars, approximately 70 retail outlets,

an audio visual multimedia experience, recreation and leisure facilities, including health and ? tness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011.

The Dancing Water Theater, a wet stage performance theater with approximately

2,000 seats, opened in September 2010 and features the internationally acclaimed and award winning “The House of Dancing Water” show.

Our Company continues to evaluate the next phase of our development plan at City of Dreams. Subject to government approvals, we currently expect the next phase of development to include a luxury hotel and anticipate that we will ? nance this phase separately from the rest of City of Dreams.

Altira Macau

Altira Macau opened in May 2007 and is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters, as well as mass gaming customers.

Melco Crown Entertainment Limited INTERIM REPORT 2012 7

BUSINESS OVERVIEW

Altira Macau currently features a casino area of approximately 173,000 square feet with approximately 180 gaming tables. Our multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons.

The 38-storey hotel comprises approximately 200 guest rooms and has a number of non-gaming entertainment venues, including restaurants, several bars, a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Mocha Clubs

Our Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and are located in areas with strong pedestrian traffic, typically within three-star, four-star and five-star hotels. Mocha Clubs first opened in September 2003 and have grown to ten Mocha Clubs with gaming space ranging from approximately 3,000 square feet to 21,500 square feet. Mocha Clubs currently have more than approximately 2,100 gaming machines in operation. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting.

Studio City

We are currently developing Studio City to be a large-scale integrated entertainment, retail and gaming resort. It has a completion schedule of 36 months after commencement of construction and is currently expected to open around mid-2015. Studio City upon completion will include significant gaming capacity, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination themeing, unique and innovative interactive attractions, and strong Asian focus.

The Studio City site is located on a plot of land in Cotai, Macau of 130,789 square meters (approximately 1.4 million square feet) and is located directly adjacent to the Lotus Bridge immigration checkpoint and one of the proposed light rail stations. The location of Studio City, in addition to its vast array of entertainment and leisure offerings, is a key competitive advantage, in our view.

8 INTERIM REPORT 2012 Melco Crown Entertainment Limited

BUSINESS OVERVIEW

Studio City has an approved gross ? oor area (“GFA”) of 707,078 square meters,

approximately 7.6 million square feet. We currently estimate on a preliminary basis that the construction cost for Studio City will be approximately US$1.9 billion,

however this cost estimate may be revised depending on a range of variables,

including receipt of all necessary government approvals, the ? nal design and development plans, funding costs, the availability of ? nancing on terms acceptable to us, and prevailing market conditions. We are currently working through the ? nancing plans in relation to Studio City, which are anticipated to include a bank loan and other forms of debt ? nancing.

On July 25, 2012, an amendment was published in the Macau Of? cial Gazette to the Studio City land concession contract, entered into between the Macau SAR and Studio City Developments Limited (“Studio City Developments”), an indirect subsidiary of our Company (“Land Concession Contract”). In accordance with the

Land Concession Contract, which was originally published in the Macau Of? cial

Gazette on October 17, 2001, Studio City Developments will lease the Studio City land for 25 years from such date with the right to successively renew the Land Concession

Contract for additional periods, subject to applicable legislation.

On July 25, 2012, Studio City Developments was granted a permit to enable the recommencement of construction work on site.

Melco Crown Entertainment Limited INTERIM REPORT 2012 9

MANAGEMENT DISCUSSION

AND ANALYSIS

Summary of Financial Results

For the six months ended June 30, 2012, our total net revenues were US$1.97 billion,

an increase of 11.3% from US$1.77 billion of net revenues for the six months ended

June 30, 2011. Net income attributable to Melco Crown Entertainment for the six months ended June 30, 2012 was US$204.4 million, as compared to net income of US$73.8 million for the six months ended June 30, 2011. Our improvement in pro? tability was primarily attributable to the substantial increase in mass table games and gaming machine revenues together with strict cost control focus, partially offset by lower group-wide rolling chip revenue.

Six Months Ended June 30,

2012 2011

(in thousands of US$)

Net revenues $ 1,965,370 $ 1,766,542

Total operating costs and expenses (1,719,593) (1,602,740)

Operating income 245,777 163,802

Net income attributable to

Melco Crown Entertainment $ 204,353 $ 73,808

10 INTERIM REPORT 2012 Melco Crown Entertainment Limited

MANAGEMENT DISCUSSION AND ANALYSIS

Our results of operations for the periods presented are not comparable given our acquisition of 60% equity interest in SCI, the developer of Studio City on July 27,

2011.

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most signi? cantly by:

• the growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets,

substantial private capital investment in Macau, particularly in developing diversi? ed destination resort properties, and the commitment and support of central and local governments to improve and develop infrastructure both within,

and connecting to, Macau;

• the current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions as well as the impact of visa and other regulatory policies of central and local governments;

• the competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

Melco Crown Entertainment Limited INTERIM REPORT 2012 11

MANAGEMENT DISCUSSION AND ANALYSIS

- our casino mix in terms of the different mix of table and machine games and customer playing habits, such as the mix between rolling chip and mass market table game segments, as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

- our relationships with gaming promoters, which contribute a significant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the six months ended June 30, 2012 and 2011, approximately 53.8% and 61.6% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the six months ended June 30, 2012, our top five customers and the largest customer were gaming promoters and accounted for approximately 22.6% and 6.2% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters and our commission levels broadly have remained stable throughout our operating history. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$148.0 million, and US$154.1 million for the six months ended June 30, 2012 and 2011, respectively;

- our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We have and may continue to hedge our exposure to floating interest rates. As of June 30, 2012 and December 31, 2011, approximately 55% and 57%, respectively, of our total debt was based on fixed rates due to the issuance of the RMB Bonds and the drawdown of the Deposit-Linked Loan in May 2011. Based on June 30, 2012 debt, an assumed 100 basis point change in the Hong Kong Interbank Offered Rate ("HIBOR") and London Interbank Offered Rate ("LIBOR") would cause our annual interest cost to change by approximately US$10.6 million; and

- our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the Senior Notes, and certain expenses, are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a significant portion of our assets and liabilities denominated in Renminbi, as a result of our RMB Bonds and the associated restricted cash balances. The costs incurred with servicing and repaying such debt will be denominated in Renminbi.

12 INTERIM REPORT 2012 **Melco Crown Entertainment Limited**

MANAGEMENT DISCUSSION AND ANALYSIS

The value of the H.K. dollar and Patacas against the U.S. dollar may ? uctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S.

dollar, H.K. dollar and Pataca will not be broken or modi? ed and subjected to

? uctuation. Any signi? cant ? uctuations in the exchange rates between H.K.

dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and ? nancial condition.

We accept foreign currencies from our customers, and, as at June 30, 2012,

in addition to H.K. dollars and Patacas, we hold varying amount of foreign currencies from time to time. However, any foreign exchange risk exposure associated with those currencies is expected to be minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the six months ended June 30, 2012 and 2011. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency ? uctuations. However,

we occasionally enter into foreign exchange transactions as part of ? nancing transactions and capital expenditure programs.

See note 8 to our unaudited

condensed consolidated ? nancial

statements included in this interim

report for further details related

to our indebtedness and foreign

currency exposure.

Based on the balances of total

debts and restricted cash

denominated in currencies other

than U.S. dollars as of June

30, 2012 and June 30, 2011,

an assumed 1% change in the

exchange rates between H.K. dollar

or Renminbi against the U.S. dollar

would cause a foreign transaction

gain or loss of approximately

US$13.7 million for both periods.

Our historical ? nancial results may not be characteristic of our potential future results as we continue to expand and re? ne our service offerings at our properties and develop and open new properties.

Melco Crown Entertainment Limited INTERIM REPORT 2012 13

MANAGEMENT DISCUSSION AND ANALYSIS

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

• Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

• Rolling chip win rate: rolling chip table games win as a percentage of rolling chip volume.

• Mass market table games drop: the amount of table games drop in the mass market table games segment.

• Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

• Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

• Gaming machine handle (volume): the total amount wagered in gaming machines.

• Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

14 INTERIM REPORT 2012 Melco Crown Entertainment Limited

MANAGEMENT DISCUSSION AND ANALYSIS

In the rolling chip market segment, customers purchase identi? able chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%. Our combined expected mass market table games hold percentage is in the range of 24% to 28%, which is based on the mix of table games at our casino properties as each table game has its own theoretical hold percentage. Our combined expected gaming machine win rate is in the range of 5% to 6%.

We use the following KPIs to evaluate our hotel operations:

• Average daily rate: calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

• Occupancy rate: the average percentage of available hotel rooms occupied during a period.

Melco Crown Entertainment Limited INTERIM REPORT 2012 15

MANAGEMENT DISCUSSION AND ANALYSIS

• Revenue per available room, or REVPAR: calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms, for which rates are set at a discount from standard walk-in rates, are included in the calculation of these measures. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Six Months Ended June 30, 2012 Compared to Six Months

Ended June 30, 2011

Revenues

Our total net revenues for the six months ended June 30, 2012 were US$1.97 billion,

an increase of US$198.8 million, or 11.3%, from US$1.77 billion for the six months ended June 30, 2011. The increase in total net revenues was primarily driven by substantially improved group-wide mass table games and gaming machines revenues,

partially offset by lower group-wide rolling chip revenue.

Our total net revenues for the six months ended June 30, 2012 comprised of US$1.90 billion of casino revenues, representing 96.5% of our total net revenues, and US$68.5 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the six months ended June 30,

2011 comprised of US$1.69 billion of casino revenues, representing 95.8% of our total net revenues, and US$74.2 million of net non-casino revenues.

Casino. Casino revenues for the six months ended June 30, 2012 were US$1.90 billion, representing a US$204.5 million, or 12.1%, increase from casino revenues of

US$1.69 billion for the six months ended June 30, 2011, primarily due to an increase in casino revenues at City of Dreams of US$298.9 million, or 28.7%, which was partially offset by a decrease in casino revenues at Altira Macau of US$107.6 million,

or 18.9%. This increase was primarily attributable to a substantial growth in the mass market table games segment, particularly at City of Dreams, driven by improvements in both the mass table games hold percentage together with increased mass market table games drop. Our mass table games revenues continue to improve re? ecting the success of a range of gaming ? oor ef? ciency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the six months ended June 30,

2012 was US$21.1 billion, representing a decrease of US$4.9 billion, or 18.7%, from

US$25.9 billion for the six months ended June 30, 2011. Altira Macau’s rolling chip volumes were impacted by the recent slow-down in the market-wide rolling chip segment as well as various group-wide table ef? ciency initiatives which, among

16 INTERIM REPORT 2012 Melco Crown Entertainment Limited

MANAGEMENT DISCUSSION AND ANALYSIS

other things, resulted in a reduction in the number of rolling chip gaming tables in operation in Altira Macau during the six months ended June 30, 2012 when compared to the same period in 2011. The rolling chip win rate (calculated before discounts and commissions) was 2.91% for the six months ended June 30, 2012, within our expected level of 2.7% to 3.0%, and decreased slightly from 2.96% for the six months ended June 30, 2011. In the mass market table games segment, mass market table games drop was US$289.5 million for the six months ended June 30, 2012,

representing an increase of 0.8% from US$287.3 million for the six months ended

June 30, 2011. The mass market table games hold percentage was 17.4% for the six months ended June 30, 2012, which is slightly higher than our expected range for that period of 15% to 17% and represented a slight increase from 16.7% for the six months ended June 30, 2011.

City of Dreams. City of Dreams’ rolling chip volume for the six months ended June

30, 2012 of US$38.3 billion increased US$198.2 million, or 0.5%, from US$38.1 billion for the six months ended June 30, 2011. The rolling chip win rate (calculated before discounts and commissions) was 3.0% for the six months ended June 30, 2012, in-

line with our expected range of 2.7% to 3.0%, and re? ected an improvement from

2.69% for the six months ended June 30, 2011. In the mass market table games segment, mass market table games drop was US$1,687.8 million for the six months ended June 30, 2012, which represented an increase of US$290.3 million, or 20.8%,

from US$1,397.5 million for the six months ended June 30, 2011. The increase in mass market table games drop was positively impacted by an increase in casino visitation and improvements in casino marketing initiatives, together with the overall market growth in the mass market table games segment. The mass market table games hold percentage was 28.9% in the six months ended June 30, 2012, which is within our expected range for that period of 25.0% to 30.0% and demonstrated a signi? cant increase from 23.1% for the six months ended June 30, 2011. Average net win per gaming machine per day was US$320 for the six months ended June 30,

2012, an increase of US$34, or 11.9%, from US$286 for the six months ended June

30, 2011.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the six months ended June 30, 2012 was US$187, a decrease of approximately US$42, or

18.3%, from US$229 for the six months ended June 30, 2011. The average net win per gaming machine was impacted by the addition of over 500 gaming machines as a result of the opening of two new Mocha Clubs venues in late 2011 and early 2012.

The number of gaming machines in operation at Mocha Clubs averaged approximately

2,100 during the six months ended June 30, 2012, compared to approximately 1,600 in the comparable period in 2011.

Rooms. Room revenues for the six months ended June 30, 2012 were US$57.5 million, representing a US$8.1 million, or 16.5%, increase from room revenues of

US$49.3 million for the six months ended June 30, 2011. This increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$221,

Melco Crown Entertainment Limited INTERIM REPORT 2012 17

MANAGEMENT DISCUSSION AND ANALYSIS

97% and US$214, respectively, for the

six months ended June 30, 2012, as

compared to US$198, 97% and US$192,

respectively, for the six months ended

June 30, 2011. City of Dreams’ average

daily rate, occupancy rate and REVPAR

were US$185, 90% and US$167,

respectively for the six months ended

June 30, 2012, as compared to US$170,

89% and US$151, respectively, for the

six months ended June 30, 2011.

Food, beverage and others. Other non-

casino revenues for the six months

ended June 30, 2012 included food and

beverage revenues of US$32.7 million

and entertainment, retail and other

revenues of approximately US$43.0

million. Other non-casino revenues for

the six months ended June 30, 2011 included food and beverage revenues of US$29.3 million and entertainment, retail and other revenues of approximately US$41.2 million.

The increase of US$5.2 million in food, beverage and other revenues from the six months ended June 30, 2011 to the six months ended June 30, 2012 was primarily due to higher business volumes associated with an increase in visitation during the period as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$1.72 billion for the six months ended

June 30, 2012, representing an increase of US$116.9 million, or 7.3%, from US$1.60 billion for the six months ended June 30, 2011. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams which were in-

line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with the Studio City after MCE’s acquisition of a 60% interest in Studio City, including amortization of land use rights and pre-opening costs.

Casino. Casino expenses increased by US$87.9 million, or 6.9%, to US$1.36 billion for the six months ended June 30, 2012 from US$1.27 billion for the six months ended

June 30, 2011 primarily due to additional gaming tax and other levies and commission expenses of US$65.4 million as well as other operating costs, such as payroll and promotional expenses of US$22.5 million, which increased as a result of increased casino revenues.

18 INTERIM REPORT 2012 Melco Crown Entertainment Limited

MANAGEMENT DISCUSSION AND ANALYSIS

Rooms. Room expenses, which represent the costs in operating the hotel facilities at

Altira Macau and City of Dreams, decreased by 15.9% to US$7.6 million for the six months ended June 30, 2012 from US$9.0 million for the six months ended June 30,

2011, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

Food, beverage and others. Food, beverage and others expenses remained stable at US$45.1 million and US$45.7 million for the six months ended June 30, 2012 and

2011, respectively.

General and administrative. General and administrative expenses increased by US$4.3 million, or 4.1%, to US$108.6 million for the six months ended June 30, 2012 from

US$104.3 million for the six months ended June 30, 2011, primarily due to an increase in payroll expenses, marketing expenses as well as repair and maintenance costs to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$3.3 million for the six months ended

June 30, 2012 as compared to US$1.3 million for the six months ended June 30,

2011. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the six months ended June 30, 2012 related to the administrative costs in connection with the Studio City after MCE’s acquisition of a 60% interest in SCI on

July 27, 2011, the opening of The Tasting Room and Signature Club Lounge at City

of Dreams, and the introduction of Taboo at Club Cubic. The pre-opening costs for the six months ended June 30, 2011 related to the opening of Club Cubic at City of

Dreams in April 2011.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at US$28.6 million for each of the six months ended June 30, 2012 and 2011.

Amortization of land use rights. The increase in amortization of land use rights expenses to US$28.3 million for the six months ended June 30, 2012 from US$9.8 million for the six months ended June 30, 2011 was primarily due to the inclusion of amortization of land use rights expenses associated with Studio City.

Depreciation and amortization. Depreciation and amortization expense increased by US$4.0 million, or 3.1%, to US$132.1 million for the six months ended June 30,

2012 from US$128.1 million for the six months ended June 30, 2011 primarily due to depreciation of assets progressively added to City of Dreams since the third quarter of

2011.

Melco Crown Entertainment Limited INTERIM REPORT 2012 19

MANAGEMENT DISCUSSION AND ANALYSIS

Property charges and others. Property

charges and others for the six months

ended June 30, 2012 were US$3.6

million, which mainly related to costs

incurred for implementing our streamlined

management structure in February 2012.

Property charges and others for the

six months ended June 30, 2011 were

US$1.0 million, which were related to a

donation made to support relief efforts for

the Japan earthquake.

Non-operating expenses

Non-operating expenses consist of

interest income, interest expenses, net

of capitalized interest, amortization

of deferred ? nancing costs, loan

commitment fees, net foreign exchange

gain, change in fair value of interest rate swap agreements, loss on extinguishment of debt, and reclassi? cation of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses, as well as other non-operating income, net.

Interest income was US$5.3 million for the six months ended June 30, 2012, as compared to US$0.9 million for the six months ended June 30, 2011. The signifi cant increase is primarily driven by effective cash management and improvements in our operating cash ? ows as a result of the improvements in operating performance during the six months ended June 30, 2012.

Interest expenses were US$51.4 million, net of capitalized interest of US$4.5 million for the six months ended June 30, 2012, compared to US$54.9 million with no interest capitalized for the six months ended June 30, 2011. The decrease in net interest expenses (net of interest capitalization) of US$3.5 million was primarily due to higher interest capitalization of US$4.5 million associated with the Studio City construction and development project which resumed after our acquisition of 60% interest in SCI on July 27, 2011, together with decreases of interest charges of US$6.3 million and

US$2.4 million, associated with the expiration of interest rate swaps agreements throughout the six months ended June 30, 2012, as well as a lower interest rate margin and lower outstanding balance on our 2011 Credit Facilities as a result of a repayment made during the six months ended June 30, 2011. This decrease in net interest expenses was offset in part by US$8.9 million due to a full half year of interest charges incurred on the RMB Bonds and the Deposit-Linked Loan issued in May

2011.

20 INTERIM REPORT 2012 Melco Crown Entertainment Limited

MANAGEMENT DISCUSSION AND ANALYSIS

Other finance costs for the six months ended June 30, 2012 of US$7.0 million, included US$6.3 million of amortization of deferred financing costs and loan commitment fees of US$0.7 million. Other finance costs for the six months ended June 30, 2011 of US$8.7 million, included US$8.2 million of amortization of deferred financing costs and loan commitment fees of US$0.5 million. The decrease in amortization of deferred financing costs compared to the six months ended June 30, 2011 was primarily due to lower deferred costs incurred with the amendment of our City of Dreams Project Facility on June 30, 2011 as the 2011 Credit Facilities, which were offset in part by the recognition of a full half year of amortization of additional costs capitalized as deferred financing costs relating to the RMB Bonds issued in May 2011. The amendment of the City of Dreams Project Facility completed on June 30, 2011 was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the six months ended June 30, 2011. There was no loss on extinguishment of debt for the six months ended June 30, 2012.

The reclassification of US$4.3 million related to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statement of operations for the six months ended June 30, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011.

Income tax credit (expenses)

The effective tax rate for the six months ended June 30, 2012 was a negative rate of 0.5%, as compared to a positive rate of 0.1% for the six months ended June 30, 2011. Such rates for the six months ended June 30, 2012 and 2011 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the six months ended June 30, 2012 and 2011 and the effect of a tax holiday of US$41.6 million and US$25.3 million on the net income of our Macau gaming operations during the six months ended June 30, 2012 and 2011, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interest of US$7.4 million for the six months ended June 30, 2012 was due to the share of the Studio City expenses by the minority shareholder for the six months ended June 30, 2012.

Melco Crown Entertainment Limited INTERIM REPORT 2012 21

MANAGEMENT DISCUSSION AND ANALYSIS

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$204.4 million for the six months ended June 30, 2012, compared to net income of US$73.8 million for the six months ended June 30, 2011.

Adjusted Property EBITDA and Adjusted EBITDA

Our Adjusted property EBITDA were US$481.8 million and US$372.9 million for the six months ended June 30, 2012 and 2011, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$81.1 million, US$382.3 million and US$18.6 million, respectively, for the six months ended June 30, 2012 and US$114.1 million, US$237.4 million and US$21.4 million, respectively, for the six months ended June 30, 2011. Our Adjusted EBITDA were US$446.4 million and

US$337.6 million for the six months ended June 30, 2012 and 2011, respectively. Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted

EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt,

make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to ? nancial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or

IFRS.

However, Adjusted property EBITDA or Adjusted EBITDA should not be considered in isolation, construed as an alternative to pro? t or operating pro? t, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash ? ow data, or interpreted as an alternative to cash ? ow as a measure of liquidity.

Adjusted property EBITDA and Adjusted EBITDA presented in this interim report may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these ? gures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP ? nancial statements and other information in this interim report,

less reliance should be placed on Adjusted property EBITDA or Adjusted EBITDA as a measure in assessing our overall ? nancial performance.

22 INTERIM REPORT 2012 Melco Crown Entertainment Limited

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity ? nancings to meet our ? nancing needs and repay our indebtedness,

as the case may be.

As of June 30, 2012, we held unrestricted and restricted cash and cash equivalents of approximately US$1,472.7 million and US$361.1 million, respectively, and HK$1.47 billion (approximately US$188.6 million) of the 2011 Credit Facilities remained available for future drawdown. The current portion of restricted cash as of June 30,

2012 of RMB2.3 billion (approximately US$361.1 million) represents the RMB Bonds proceeds deposited into a bank account for securing the Deposit-Linked Loan, which will be utilized for the future RMB Bonds repayments.

We have been able to meet our working capital needs, and we believe that our operating cash ? ow, existing cash balances, funds available under the 2011 Credit

Facilities and additional equity or debt ? nancings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters”

below. For any additional ? nancing requirements, we cannot provide assurance that future borrowings will be available. We have signi? cant indebtedness and we will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash ? ows for the periods indicated:

Six Months Ended June 30,

2012 2011

(in thousands of US$)

Net cash provided by operating activities $ 394,770 $ 320,820

Net cash used in investing activities (186,308) (295,717)

Net cash provided by ? nancing activities 105,453 559,651

Effect of foreign exchange on cash and

cash equivalents 787 174

Net increase in cash and

cash equivalents 314,702 584,928

Cash and cash equivalents at

beginning of period 1,158,024 441,923

Cash and cash equivalents

at end of period $ 1,472,726 $ 1,026,851

Melco Crown Entertainment Limited INTERIM REPORT 2012 23

MANAGEMENT DISCUSSION AND ANALYSIS

Operating Activities

Operating cash ? ows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$394.8 million for the six months ended June 30, 2012, compared to US$320.8 million for the six months ended

June 30, 2011. The increase in net cash provided by operating activities was mainly attributable to improvement in casino revenues as described in the foregoing section.

Investing Activities

Net cash used in investing activities was US$186.3 million for the six months ended

June 30, 2012, compared to US$295.7 million for the six months ended June 30,

2011. There was an increase in restricted cash of US$198.5 million and a deposit payment of US$65.0 million for the acquisition of a 60% equity interest in SCI during the six months ended June 30, 2011, whereas there were no such investing cash

? ows during the six months ended June 30, 2012.

The net increase of US$198.5 million in the amount of restricted cash for the six months ended June 30, 2011 was primarily due to the deposit of proceeds from issuance of the RMB Bonds of US$353.3 million pledged for the Deposit-Linked

Loan, offset in part by settlement of US$10.3 million of City of Dreams project costs,

settlement of interest and principal repayments of US$133.7 million in accordance with the City of Dreams Project Facility, and release of US$10.8 million to unrestricted cash upon the completion of an amendment of the City of Dreams Project Facility on

June 30, 2011.

Our total capital expenditures payments for the six months ended June 30, 2012 were US$79.9 million in comparison to US$22.9 million paid in the six months ended

June 30, 2011. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City. In addition, we paid

US$59.4 million for the acquisition of property and equipment, including an aircraft to be used primarily by rolling chip players to enhance our competitive positioning in the higher-end rolling chip market. We also paid US$35.4 million and US$7.9 million for the scheduled installment of City of Dreams’ and Studio City’s land premium payment,

respectively, during the six months ended June 30, 2012, compared to US$7.6 million for the scheduled installment of City of Dreams’ land premium payment during the six months ended June 30, 2011.

24 INTERIM REPORT 2012 Melco Crown Entertainment Limited

MANAGEMENT DISCUSSION AND ANALYSIS

The following table sets forth our capital expenditures by segment for the six months ended June 30, 2012 and 2011.

Six Months Ended June 30,

2012 2011

(in thousands of US$)

Mocha Clubs $ 3,687 $ —

Altira Macau 2,090 3,462

City of Dreams 52,970 12,296

Studio City 41,326 —

Corporate and Others 260 67

Total capital expenditures $ 100,333 $ 15,825

Our capital expenditures for the six months ended June 30, 2012 increased signi? cantly primarily due to the development of City of Dreams and Studio City.

Financing Activities

Net cash provided by ? nancing activities amounted to US$105.5 million for the six months ended June 30, 2012, primarily due to the proceeds from the drawdown of

US$43.0 million from our Aircraft Term Loan in June 2012 and the capital injection of

US$60.0 million in January 2012 from SCI minority shareholder, in accordance with our shareholder agreement.

Net cash provided by ? nancing activities amounted to US$559.7 million for the six months ended June 30, 2011, primarily due to proceeds from the issuance of the

RMB Bonds and draw down of the Deposit-Linked Loan totaling US$706.6 million in May 2011, offset in part by the repayment of the City of Dreams Project Facility of US$117.1 million and payment of debt issuance costs primarily associated with the RMB Bonds, the Deposit-Linked Loan and the 2011 Credit Facilities of US$34.0

million.

Indebtedness

The following table presents a summary of our indebtedness as of June 30, 2012:

As of June 30, 2012

(in thousands of US$)

2011 Credit Facilities $ 1,014,729

Senior Notes, net(1) 593,556

RMB Bonds 361,082

Deposit-Linked Loan 353,278

Aircraft Term Loan 43,000

$ 2,365,645

Note:

(1)	Net of unamortized issue discount.

Melco Crown Entertainment Limited INTERIM REPORT 2012 25

MANAGEMENT DISCUSSION AND ANALYSIS

Major changes in our indebtedness during the six months ended June 30, 2012 are summarized below.

In June 2012, our indirect wholly-owned subsidiary entered into a term loan credit facility for US$43 million, with an interest rate of LIBOR plus a margin of 2.80% per annum and maturity date of June 27, 2019, to ? nance part of the acquisition of an aircraft. As of June 30, 2012, the Aircraft Term Loan facility has been fully drawn down.

During the six months ended June 30, 2012, all outstanding interest rate swap agreements in connection with our City of Dreams Project Facility, expired.

In May 2012, we entered into a RMB forward exchange rate contract for future settlement of interest on the RMB Bonds to hedge our exchange rate exposure.

For further details of the above indebtedness, please refer to note 11 to the consolidated ? nancial statements included in our 2011 annual report dated April

19, 2012, and note 8 of our unaudited condensed consolidated ? nancial statements contained herein, which include information regarding the type of debt and equity facilities used, the maturity pro? le of debt, the currency and interest rate structure,

assets charged and the nature and extent of any restrictions on the ability of our subsidiaries to transfer funds to our Company in form of cash dividends, loans or advance.

Our 2011 Credit Facilities, Senior Notes, RMB Bonds and Aircraft Term Loan contain obligations regarding our Share ownership, including obligations regarding a change of control of our Shares owned collectively by Melco and Crown and could result in our inability to draw loans or cause events of default under our indebtedness, or an obligation to prepay the facility in full, or could require MCE Finance to make an offer to repurchase the Senior Notes or require us to make an offer to redeem the

RMB Bonds. Please refer to page 42 of our 2011 annual report dated April 19, 2012 and note 8 to our unaudited condensed consolidated ? nancial statements herein for further details.

Other Financing and Liquidity Matters

We may obtain ? nancing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash ? ow to fund the development of our projects.

We are a growing company with signi? cant ? nancial needs. We expect to have signi? cant capital expenditures in the future as we continue to develop our Macau properties, in particular, Studio City and the next phase of City of Dreams as well as our Philippines project.

We have relied and intend in the future to rely on our operating cash ? ow and different forms of ? nancing to meet our funding needs and repay our indebtedness, as the case may be.

26 INTERIM REPORT 2012 Melco Crown Entertainment Limited

MANAGEMENT DISCUSSION AND ANALYSIS

The timing of any future debt and equity ? nancing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our ? nancial position and ability to better fund our business expansion. Such activities may include re? nancing existing debt,

monetizing assets, sale-and-leaseback transactions or other similar activities.

On July 27, 2011, we acquired a 60% equity interest in SCI. We currently estimate on a preliminary basis that the construction cost for Studio City will be approximately

US$1.9 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary government approvals,

the ? nal design and development plan, funding costs, the availability of ? nancing on terms acceptable to us, and prevailing market conditions. As of June 30, 2012,

we had incurred approximately US$66.2 million (excluding the cost of land) for the development of Studio City since our acquisition of a 60% equity interest in SCI on

July 27, 2011, primarily for site preparation costs and design and consultation fees.

On July 5, 2012, we entered into a memorandum of agreement whereby we agreed with certain Philippine parties to negotiate in good faith, and sign upon the satisfaction of various conditions, the Consortium Agreement, which would include the agreed form of certain de? nitive agreements for the leasing, development,

operation and management of certain parcels of land located in the Philippines as a casino, hotel, retail and entertainment resort. Please refer to our announcement dated

July 5, 2012 for further details.

Our share of contribution towards the cost of this project up to the time of opening is estimated to be approximately US$580 million, consisting of funds primarily for capital expenditures, working capital for initial opening, pre-funded interest, and other pre-

opening expenses, contributed by a combination of cash, Group cash ? ows and debt

Melco Crown Entertainment Limited INTERIM REPORT 2012 27

MANAGEMENT DISCUSSION AND ANALYSIS

financing. It is expected that a loan facility of approximately US$320 million may be made available to us to partially finance the project.

We continue to evaluate and progress the design and development plan for the next phase of our development plan at City of Dreams, which we currently expect to include, subject to government approvals, a luxury hotel.

Both Studio City and the next phase of City of Dreams are subject to further financing. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

As of June 30, 2012, we had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams and Studio City totaling US$115.2 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, please refer to note 13 to our unaudited condensed consolidated financial statements included in this interim report.

As of June 30, 2012 and December 31, 2011, our gearing ratios (total debts divided by total assets) were 35.5% and 37.1%, respectively. Our gearing ratio decreased slightly as of June 30, 2012, primarily as a result of increased cash and cash equivalents due to the growth of our business.

Melco Crown Gaming has a rating of "BB" by Standard & Poor's and a rating of "Ba3" by Moody's Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

Human Resources

We had 11,336 and 11,071 employees as of June 30, 2012 and December 31, 2011, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of June 30, 2012 and December 31, 2011. Staff remuneration packages are determined taken into account of market conditions and the performance of the individuals concerned and are subject to review from time to time.

	June 30, 2012		December 31, 2011	
Mocha Clubs	822	7.2%	777	7.0%
Altira Macau	2,369	20.9%	2,351	21.3%
City of Dreams[1]	7,670	67.7%	7,532	68.0%
Corporate and centralized services[1]	475	4.2%	411	3.7%
Total	11,336	100.0%	11,071	100.0%

Note: (1) Includes project management staff for Studio City.

28 INTERIM REPORT 2012 Melco Crown Entertainment Limited

MANAGEMENT DISCUSSION AND ANALYSIS

We are not a party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good.

We have implemented a number of human resource initiatives over recent years for the bene? t of our employees and their families. These initiatives include unique in-house learning academy, an on-site high school diploma program, scholarship awards, and corporate management trainee programs, as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau

University of Science & Technology and Macao Technology Committee.

Melco Crown Entertainment Limited INTERIM REPORT 2012 29

OTHER INFORMATION

Corporate Governance Practices

Our Company is committed to conduct our business consistent with the highest standards of corporate governance practices and procedures and has adopted our own corporate governance principles and guidelines (the “Company’s Code”) to deliver these commitments. The Company’s Code has been amended to fully address the principles and code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) as stated in

Appendix 14 to the Listing Rules. The guidelines contained in the Company’s Code were also developed by the Board taking into consideration the applicable corporate governance standards of NASDAQ. In addition, our Company has also adopted a number of other policies and guidelines, developed internally, to enhance our corporate governance practices and procedures.

Our Company has complied with all provisions in the Corporate Governance Code for the six months ended June 30, 2012, except for the following deviations:

Pursuant to the code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive of? cer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the in depth knowledge of Mr. Lawrence Yau Lung Ho of the operations of our Group and of the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of our Group, the Board believes it is in the best interests of our

Company for Mr. Lawrence Yau Lung Ho to assume the roles of Co-Chairman and

Chief Executive Of? cer at this time and that such arrangement be subject to review by the Board from time to time.

Pursuant to the code provision A.4.1 of the Corporate Governance Code, non-

executive directors should be appointed for speci? c term, subject to re-election. Our

Company has deviated from this provision in that all non-executive Directors are not appointed for speci? c term. They are, however, subject to retirement and re-election every three years. The reason for the deviation is that our Company does not believe that arbitrary term limits on Directors’ services are appropriate given that the Directors ought to be committed to representing the long term interests of our Shareholders and the retirement and re-election requirements of non-executive Directors have given the

Shareholders the right to approve continuation of non-executive Directors’ offi ces.

30 INTERIM REPORT 2012 Melco Crown Entertainment Limited

OTHER INFORMATION

The Company has established the following Board committees to support the

Company in maintaining a high corporate governance standard:

• Audit Committee

• Compensation Committee

• Nominating and Corporate Governance Committee

Other details of the roles and functions of the above Board committees are available in the charters of the respective Board committees, which can be found on our

Company’s website and the Hong Kong Stock Exchange’s website.

Board of Directors

The Board comprises ten Directors, of whom one is an executive Director, ? ve are non-executive Directors and the remaining four are independent non-executive

Directors. Three of our Directors were nominated by Melco and three were nominated by Crown. The following table provides information about our Directors.

Name Position

Lawrence Yau Lung Ho Co-Chairman, Chief Executive Of? cer and

executive Director

James Douglas Packer Co-Chairman and non-executive Director

John Peter Ben Wang Non-executive Director

Yuk Man Chung Non-executive Director

William Todd Nisbet Non-executive Director

Rowen Bruce Craigie Non-executive Director

James Andrew Charles MacKenzie Independent non-executive Director

Thomas Jefferson Wu Independent non-executive Director

Yiu Wa Alec Tsui Independent non-executive Director

Robert Wason Mactier Independent non-executive Director

Melco Crown Entertainment Limited INTERIM REPORT 2012 31

OTHER INFORMATION

Changes in Information of Directors

Pursuant to Rule 13.51(B)(1) of the Listing Rules, the changes in information of our Directors are set out below:

Name	Changes in information
Lawrence Yau Lung Ho	Mr. Ho resigned as director of each of Melco Crown (Macau Peninsula) Developments Limited and Melco Crown (Macau Peninsula) Hotel Limited with effect from May 18, 2012. Mr. Ho's annual salary payable by the Company was increased from US$1,050,000 to US$1,500,000 with effect from April 1, 2012.
John Peter Ben Wang	Mr. Wang resigned as non-executive director of Carnival Group International Holdings Limited (formerly known as Oriental Ginza Holdings Limited) with effect from March 1, 2012.
James Andrew Charles MacKenzie	Mr. MacKenzie resigned as chairman of Pacific Brands Limited with effect from June 30, 2012 but remains as a non-executive director. Mr. Mackenzie was appointed as a director of Yancoal Australia Limited on June 26, 2012 and serves as the co-vice chairman. Following the merger of Yancoal Australia Limited and Gloucester Coal Ltd, Mr. Mackenzie ceased to become a director and chairman of Gloucester Coal Ltd after July 6, 2012.
Thomas Jefferson Wu	Mr. Wu was a council member of The Hong Kong Polytechnic University from April 2009 to March 2012 and a member of the Court of The Hong Kong University of Science and Technology from July 2009 to July 2012.
Yiu Wa Alec Tsui	Mr. Tsui retired as independent non-executive director of China BlueChemical Ltd. with effect from June 5, 2012.

Save as disclosed above, as at June 30, 2012, there were no other changes to the Directors' information as required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

32 INTERIM REPORT 2012 **Melco Crown Entertainment Limited**

OTHER INFORMATION

Directors' Interests in Shares, Underlying Shares and Debentures

As at June 30, 2012, the interests and short positions of each Director and chief executive of our Company in the Shares, underlying Shares, debentures and convertible loan notes of our Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to our Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Director is taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be entered in the register maintained by our Company referred to therein; or (c) were required, pursuant to the Model Code to be notified to our Company and the Hong Kong Stock Exchange were as follows:

(a) Directors' long positions in the Shares of our Company

Name of Director	Name of corporation	Nature of interest	Total number of Shares as at June 30, 2012	Approximate percentage of shareholding as at June 30, 2012[8]
Lawrence Yau Lung Ho[1][6]	Melco Melco Leisure[2][6]	Interest of controlled corporation	1,118,458,086	67.494%
	–	Personal interest	2,980,682	0.180%
James Douglas Packer[3][6]	Crown Crown Entertainment Group Holdings[4] Crown Asia Investments[5][6]	Interest of controlled corporation	1,118,458,086	67.494%
John Peter Ben Wang	–	Personal interest	65,179	0.004%
Yuk Man Chung	–	Personal interest	65,179	0.004%
William Todd Nisbet[7]	–	Founder of a discretionary trust	45,000	0.003%
Rowen Bruce Craigie	–	Personal interest	15,800	0.001%
James Andrew Charles MacKenzie	–	Personal interest	46,820	0.003%
Thomas Jefferson Wu	–	Personal interest	49,379	0.003%
Yiu Wa Alec Tsui	–	Personal interest	49,379	0.003%
Robert Wason Mactier	–	Personal interest	49,379	0.003%

Melco Crown Entertainment Limited INTERIM REPORT 2012 33

OTHER INFORMATION

Notes:

(1)	As at June 30, 2012, Mr. Lawrence Yau Lung Ho personally holds 13,912,612 shares of Melco, representing approximately 1.13% of Melco’s shares. In addition,

115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 shares of Melco are held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, representing approximately 9.36%, 23.38%, 1.51%

and 0.59% of Melco’s shares, all of which companies are owned by persons and/

or trusts af? liated with Mr. Lawrence Yau Lung Ho. Mr. Lawrence Yau Lung Ho also has interest in Great Respect Limited, a company controlled by a discretionary trust,

the bene? ciaries of which include Mr. Lawrence Yau Lung Ho and his immediate family members. Under the amended convertible loan notes issued by Melco held by Great Respect Limited, a total number of 298,982,188 new shares may be issued by Melco, representing approximately 24.23% of the existing issued share capital and approximately 19.50% of the enlarged issued share capital of Melco as a result of any future exercise in full of the conversion rights attaching to the amended convertible loan notes by Great Respect Limited. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Yau Lung Ho is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested in or is deemed or taken to be interested in. Mr. Lawrence Yau Lung Ho is also interested in 9,516,368 Shares, of which 6,535,686 Shares are subject to the share options and restricted Shares granted as at June 30, 2012.

(2)	Melco Leisure is a direct wholly-owned subsidiary of Melco and is interested in or is deemed or taken to be interested in 1,118,458,086 Shares.

(3)	Mr. James Douglas Packer and his controlled corporations are interested in 48.09%

of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings and which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly,

Mr. James Douglas Packer is deemed or taken to be interested in 1,118,458,086

Shares in which Crown Asia Investments is interested in or is deemed or taken to be interested in.

(4)	Crown Entertainment Group Holdings is a direct wholly-owned subsidiary of Crown and is deemed or taken to be interested in 1,118,458,086 Shares.

(5)	Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment

Group Holdings and is interested in or is deemed or taken to be interested in

1,118,458,086 Shares.

(6)	SPV is owned as to 50% by Melco Leisure and 50% by Crown Asia Investments

and 2,004,360 ADSs (representing 6,013,080 Shares) are held by SPV. Pursuant to the terms of the Exchangeable Bonds issued by SPV, holders of the Exchangeable

Bonds are entitled to exchange such bonds for ADSs. Based on 1,657,115,300

Shares in issue as at June 30, 2012, if at that date, all the outstanding

Exchangeable Bonds were exchanged into ADSs at 100% of their principal amount, this would amount to 2,006,980 ADSs, representing 6,020,940 Shares and approximately 0.36% of the existing issued share capital of our Company.

(7)	Founder of a discretionary trust and is deemed or taken to be interested in 15,000

ADSs, representing 45,000 Shares.

(8)	The percentages are calculated on the basis of 1,657,115,300 Shares in issue as at

June 30, 2012.

34 INTERIM REPORT 2012 Melco Crown Entertainment Limited

OTHER INFORMATION

(b) Directors' long position in the underlying Shares of our Company

Name of Director	Name of corporation	Total number of Shares subject to the share options granted and restricted Shares granted as at June 30, 2012[1]	Approximate percentage of shareholding as at June 30, 2012[2]
Lawrence Yau Lung Ho	Company	6,535,686	0.394%
John Peter Ben Wang	Company	264,984	0.016%
Yuk Man Chung	Company	305,646	0.018%
Thomas Jefferson Wu	Company	324,831	0.020%
Yiu Wa Alec Tsui	Company	324,831	0.020%
Robert Wason Mactier	Company	324,831	0.020%
James Andrew Charles MacKenzie	Company	241,698	0.015%

Notes:

(1) These are restricted Shares and share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan. Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are and will be under the 2011 Share Incentive Plan.

(2) The percentages are calculated on the basis of 1,657,115,300 Shares in issue as at June 30, 2012.

Interests in other members of our Group

Name of subsidiary	Name of Shareholder	Number of shares as at June 30, 2012	Percentage of interest as at June 30, 2012
Melco Crown Gaming	Lawrence Yau Lung Ho	1,000,000	10%[1]

Note:

(1) The 1,000,000 class A shares carry 10% of the total voting rights in Melco Crown Gaming.

Melco Crown Entertainment Limited INTERIM REPORT 2012 35

OTHER INFORMATION

Substantial Interests in the Share Capital of our Company

As at June 30, 2012, the following persons/corporations had interests in five per cent or more of the issued share capital of our Company as recorded in the register required to be kept under Section 336 of the SFO. Details of the interests in the Shares or underlying Shares of our Company as notified to our Company are set out below:

Name	Capacity/ nature of interest	Number of Shares as at June 30, 2012	Approximate percentage of shareholding as at June 30, 2012(12)
Lawrence Yau Lung Ho(1)(10)	Beneficial owner, interest of controlled corporation and deemed interest	1,127,974,454	68.07%
Sharen Sau Yan Lo(2)	Interest of spouse	1,127,974,454	68.07%
Melco Leisure(3)(10)	Beneficial owner, interest of controlled corporation and deemed interest	1,118,458,086	67.49%
Melco(4)	Interest of controlled corporation	1,118,458,086	67.49%
James Douglas Packer(5)(10)	Interest of controlled corporation and deemed interest	1,118,458,086	67.49%
Erica Louise Packer(6)	Interest of spouse	1,118,458,086	67.49%
Crown Asia Investments(7)(10)	Beneficial owner, interest of controlled corporation and deemed interest	1,118,458,086	67.49%
Crown Entertainment Group Holdings(8)	Interest of controlled corporation	1,118,458,086	67.49%
Crown(9)	Interest of controlled corporation	1,118,458,086	67.49%
Capital Research and Management Company(11)	Investment Manager	100,332,102	6.05%

36 INTERIM REPORT 2012 **Melco Crown Entertainment Limited**

OTHER INFORMATION

Notes:

(1)	As at June 30, 2012, Mr. Lawrence Yau Lung Ho personally holds 13,912,612 shares of

Melco, representing approximately 1.13% of Melco’s shares. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 shares of Melco are held by Mighty Dragon

Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust,

representing approximately 9.36%, 23.38%, 1.51% and 0.59% of Melco’s shares, all of which companies are owned by persons and/or trusts af? liated with Mr. Lawrence

Yau Lung Ho. Mr. Lawrence Yau Lung Ho also has interest in Great Respect Limited,

a company controlled by a discretionary trust, the bene? ciaries of which include

Mr. Lawrence Yau Lung Ho and his immediate family members. Under the amended convertible loan notes issued by Melco held by Great Respect Limited, a total number of

298,982,188 new shares may be issued by Melco, representing approximately 24.23% of the existing issued share capital and approximately 19.50% of the enlarged issued share capital of Melco as a result of any future exercise in full of the conversion rights attaching to the amended convertible loan notes by Great Respect Limited. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Yau Lung Ho is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested in or is deemed or taken to be interested in. Mr. Lawrence Yau Lung Ho is also interested in 9,516,368 Shares, of which 6,535,686 Shares are subject to the share options and restricted Shares granted as at June 30, 2012.

(2)	Ms. Sharen Sau Yan Lo is the spouse of Mr. Lawrence Yau Lung Ho and is deemed or taken to be interested in the Shares through the interest of her spouse, Mr. Lawrence Yau

Lung Ho, under the SFO.

(3)	Melco Leisure is the bene? cial owner of 556,222,503 Shares and is deemed or taken to be interested in 556,222,503 Shares owned by Crown Asia Investments pursuant to rights of

? rst refusal over such Shares granted by Crown Asia Investments in favor of Melco Leisure under the new shareholders’ deed, which became effective in December 2007 (“New

Shareholders’ Deed”), entered into between Melco and Crown. SPV is owned as to 50%

by Melco Leisure and 50% by Crown Asia Investments and 2,004,360 ADSs (representing

6,013,080 Shares) are held by SPV.

(4)	Melco Leisure is a direct wholly-owned subsidiary of Melco and Melco is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested in as referred to in note (3) above.

(5)	Mr. James Douglas Packer and his controlled corporations are interested in 48.09% of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings and which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly, Mr. James Douglas

Packer is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia

Investments is interested in or is deemed or taken to be interested in.

(6)	Ms. Erica Louise Packer is the spouse of Mr. James Douglas Packer and is deemed or taken to be interested in the Shares through the interest of her spouse, Mr. James Douglas

Packer, under the SFO.

(7)	Crown Asia Investments is the bene? cial owner of 556,222,503 Shares and is deemed or taken to be interested in 556,222,503 Shares owned by Melco Leisure pursuant to rights of

? rst refusal over such Shares granted by Melco Leisure in favor of Crown Asia Investments under the New Shareholders’ Deed. SPV is owned as to 50% by Melco Leisure and 50%

by Crown Asia Investments and 2,004,360 ADSs (representing 6,013,080 Shares) are held by SPV.

Melco Crown Entertainment Limited INTERIM REPORT 2012 37

OTHER INFORMATION

(8)	Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment

Group Holdings and Crown Entertainment Group Holdings is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested in as referred to in note (7) above.

(9)	Crown Entertainment Group Holdings is a direct wholly-owned subsidiary of Crown and

Crown is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia

Investments is interested in as referred to in note (7) above.

(10)	SPV is owned as to 50% by Melco Leisure and 50% by Crown Asia Investments and

2,004,360 ADSs (representing 6,013,080 Shares) are held by SPV. Pursuant to the terms of the Exchangeable Bonds issued by SPV, holders of the Exchangeable Bonds are entitled to exchange such bonds for ADSs. Based on 1,657,115,300 Shares in issue as at June 30,

2012, if at that date, all the outstanding Exchangeable Bonds were exchanged into ADSs at 100% of their principal amount, this would amount to 2,006,980 ADSs, representing

6,020,940 Shares and approximately 0.36% of the existing issued share capital of our

Company.

(11)	Capital Research and Management Company is a U.S. based investment adviser that manages the American Funds, a family of mutual funds.

(12)	The percentages are calculated on the basis of 1,657,115,300 Shares in issue as at June

30, 2012.

38 INTERIM REPORT 2012 Melco Crown Entertainment Limited

OTHER INFORMATION

2006 Share Incentive Plan and 2011 Share Incentive Plan

Please refer to Appendix I to the 2011 annual report of our Company for details of the terms of the 2006 Share Incentive Plan and the 2011 Share Incentive Plan.

A summary of the outstanding awards granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan as of June 30, 2012 is presented below:

Exercise Number of

price/grant unvested

date fair value share options/

per ADS (US$) restricted Shares Vesting period

Share Options

2009 Cancel and

Re-issue Program 4.28 1,037,751 4 years

2009 Long Term Incentive Plan 3.04–3.26 1,129,125 4 years

2010 Long Term Incentive Plan 3.75–3.98 616,266 3 to 4 years

2011 Long Term Incentive Plan 7.57 3,009,831 3 years

2012 Long Term Incentive Plan(1) 14.09 1,901,136(2)(3) 3 years

7,694,109

Restricted Shares

2009 Long Term Incentive Plan 3.26 310,596 4 years

2010 Long Term Incentive Plan 3.75 308,142 3 to 4 years

2011 Long Term Incentive Plan 7.57 1,695,147 3 years

2012 Long Term Incentive Plan(1) 13.28 1,153,890(2)(3) 3 years

3,467,775

Notes:

(1)	Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are and will be under the 2011 Share

Incentive Plan.

(2)	11,859 share options and 5,931 restricted Shares were granted to a then newly joined employee on March 29, 2012 pursuant to the 2011 Share Incentive Plan.

(3)	33,438 share options and 16,722 restricted Shares granted under the 2011 Share

Incentive Plan were cancelled between April and May 2012 due to resignations of certain employees.

Melco Crown Entertainment Limited INTERIM REPORT 2012 39

OTHER INFORMATION

Details of the movement in share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the six months ended June 30, 2012 are as follows:

Name or category of participants	Date of grant of share options[2]	Exercisable period	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2012	Granted during the period	Reclassified during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as at June 30, 2012
Directors:											
Lawrence Yau Lung Ho	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	–	724,692
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	–	724,692
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	–	724,692
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	724,698	–	–	–	–	–	724,698
	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	–	188,763
	November 25, 2009	November 25, 2011 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	–	188,763
	November 25, 2009	November 25, 2012 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	–	188,763
	November 25, 2009	November 25, 2013 to March 17, 2018	1.43	1.43	188,769	–	–	–	–	–	188,769
	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	482,115	–	–	–	–	–	482,115
	March 23, 2011	March 23, 2013 to March 22, 2021	2.52	2.52	482,115	–	–	–	–	–	482,115
	March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52	482,268	–	–	–	–	–	482,268
	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	–	158,133[11]	–	–	–	–	158,133
	March 29, 2012	March 29, 2014 to March 28, 2022	4.70	4.43	–	158,133[11]	–	–	–	–	158,133
	March 29, 2012	March 29, 2015 to March 28, 2022	4.70	4.43	–	158,133[11]	–	–	–	–	158,133
Sub-total:					5,100,330	474,399	–	–	–	–	5,574,729

40 INTERIM REPORT 2012 Melco Crown Entertainment Limited

OTHER INFORMATION

Name or category of participants	Date of grant of share options[2]	Exercisable period	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2012	Granted during the period	Reclassified during the period	Exercised during the period[1]	Cancelled during the period	Lapsed during the period	Outstanding as at June 30, 2012
Yuk Man Chung	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					194,664	–	–	–	–	–	194,664
Yiu Wa Alec Tsui	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	–	–	–	–	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	–	–	–	–	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	–	–	–	–	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	–	–	–	–	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					254,511	–	–	–	–	–	254,511

Melco Crown Entertainment Limited INTERIM REPORT 2012 41

OTHER INFORMATION

					Number of share options						
Name or category of participants	Date of grant of share options[2]	Exercisable period	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Outstanding as at January 1, 2012	Granted during the period	Reclassified during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as at June 30, 2012
John Peter Ben Wang	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					194,664	–	–	–	–	–	194,664
Robert Wason Mactier	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	–	–	–	–	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	–	–	–	–	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	–	–	–	–	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	–	–	–	–	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					254,511	–	–	–	–	–	254,511

42 INTERIM REPORT 2012 **Melco Crown Entertainment Limited**

OTHER INFORMATION

Name or category of participants	Date of grant of share options[2]	Exercisable period	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2012	Granted during the period	Reclassified during the period	Exercised during the period[1]	Cancelled during the period	Lapsed during the period	Outstanding as at June 30, 2012
Thomas Jefferson Wu	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	–	–	–	–	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	–	–	–	–	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	–	–	–	–	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	–	–	–	–	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					254,511	–	–	–	–	–	254,511
James Andrew Charles MacKenzie	September 30, 2008	April 24, 2009 to September 29, 2018	4.69	1.33	8,334	–	–	–	–	–	8,334
	September 30, 2008	April 24, 2010 to September 29, 2018	4.69	1.33	8,336	–	–	–	–	–	8,336
	September 30, 2008	April 24, 2011 to September 29, 2018	4.69	1.33	8,336	–	–	–	–	–	8,336
	September 30, 2008	April 24, 2012 to September 29, 2018	4.69	1.33	8,336	–	–	–	–	–	8,336
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					171,378	–	–	–	–	–	171,378
Sub-total:					6,424,569	474,399	–	–	–	–	6,898,968

Melco Crown Entertainment Limited INTERIM REPORT 2012 43

OTHER INFORMATION

Name or category of participants	Date of grant of share options[2]	Exercisable period	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2012	Granted during the period	Reclassified during the period	Exercised during the period[3]	Cancelled during the period	Lapsed during the period	Outstanding as at June 30, 2012
Employees[4]	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	77,211	–	–	–	–	–	77,211
Employees[5]	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	36,117	–	–	–	–	–	36,117
Employees[6]	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	6,715,125	–	(256,470)	(1,209,342)	–	–	5,249,313
Employees[7]	January 20, 2009	January 20, 2010 to January 19, 2019	1.01	1.01	789,474	–	–	–	–	–	789,474
Employees[8]	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	773,043	–	(59,844)	(52,851)	(59,850)	–	600,498
Employees[9]	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	674,478	–	(51,735)	(46,278)	(54,057)	–	522,408
Employees[10]	November 25, 2009	November 25, 2010 to April 10, 2018	1.43	1.43	140,400	–	–	–	–	–	140,400
Employees[11]	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25	156,624	–	–	–	–	–	156,624
Employees[12]	May 26, 2010	May 26, 2012 to May 25, 2020	1.25	1.25	304,290	–	–	(9,552)	14,976[19]	–	309,714
Employees	July 28, 2010	July 28, 2011 to July 27, 2020	1.28	1.28	1,033,944	–	(1,033,944)	–	–	–	–
Employees[13]	August 16, 2010	August 16, 2012 to August 15, 2020	1.33	1.25	300,000	–	–	–	–	–	300,000
Employees[14]	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	3,491,187	–	(87,681)	(142,221)	(220,506)	–	3,040,779
Employees[15]	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	–	1,460,175[16][18]	(15,834)	–	(17,604)[20]	–	1,426,737
Sub-total:					14,491,893	1,460,175	(1,505,508)	(1,460,244)	(337,041)	–	12,649,275
Others[17]	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	–	–	256,470	(250,926)	–	(5,544)	–
Others[17]	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	–	–	59,844	(43,884)	(15,960)	–	–
Others[17]	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	–	–	51,735	(44,724)	(7,011)	–	–
Others[17]	July 28, 2010	July 28, 2011 to July 27, 2020	1.28	1.28	–	–	1,033,944	(344,646)	(689,298)	–	–
Others[17]	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	–	–	87,681	(8,544)	(79,137)	–	–
Others[17]	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	–	–	15,834	–	(15,834)[20]	–	–
Sub-total:					–	–	1,505,508	(692,724)	(807,240)	(5,544)	–
Total					**20,916,462**	**1,934,574**	**–**	**(2,152,968)**	**(1,144,281)**	**(5,544)**	**19,548,243**

44 INTERIM REPORT 2012 **Melco Crown Entertainment Limited**

OTHER INFORMATION

Notes:

(1)	The vesting period of the share options is from the date of grant until the commencement of exercisable period.

(2)	Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share

Incentive Plan.

(3)	In respect of the share options exercised during the period, the weighted average closing price of the Shares immediately before and at the dates on which the options were exercised was US$4.33.

(4)	Among the 77,211 share options, 7,185 share options may be exercised during the period from September 10, 2008 to September 9, 2017, 15,561 share options may be exercised during the period from September 10, 2009 to September 9, 2017, 23,340 share options may be exercised during the period from September 10, 2010 to September 9, 2017 and

31,125 share options may be exercised during the period from September 10, 2011 to

September 9, 2017.

(5)	Among the 36,117 share options, 9,027 share options may be exercised during the period from March 18, 2009 to March 17, 2018, 9,027 share options may be exercised during the period from March 18, 2010 to March 17, 2018, 9,027 share options may be exercised during the period from March 18, 2011 to March 17, 2018 and 9,036 share options may be exercised during the period from March 18, 2012 to March 17, 2018.

(6)	Among the 5,249,313 share options, 2,404,179 share options may be exercised during the period from November 25, 2010 to November 24, 2018 and 2,845,134 share options may be exercised during the period from November 25, 2011 to November 24, 2018.

(7)	Among the 789,474 share options, 197,367 share options may be exercised during the period from January 20, 2010 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2011 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2012 to January 19, 2019 and 197,373 share options may be exercised during the period from January 20, 2013 to

January 19, 2019.

(8)	Among the 600,498 share options, 131,145 share options may be exercised during the period from November 25, 2010 to September 9, 2017, 115,203 share options may be exercised during the period from November 25, 2011 to September 9, 2017, 177,027 share options may be exercised during the period from November 25, 2012 to September 9,

2017 and 177,123 share options may be exercised during the period from November 25,

2013 to September 9, 2017.

(9)	Among the 522,408 share options, 105,318 share options may be exercised during the period from November 25, 2010 to March 17, 2018, 107,589 share options may be exercised during the period from November 25, 2011 to March 17, 2018, 154,716 share options may be exercised during the period from November 25, 2012 to March 17, 2018 and 154,785 share options may be exercised during the period from November 25, 2013 to

March 17, 2018.

Melco Crown Entertainment Limited INTERIM REPORT 2012 45

OTHER INFORMATION

(10)	Among the 140,400 share options, 35,100 share options may be exercised during the period from November 25, 2010 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2011 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2012 to April 10, 2018 and 35,100 share options may be exercised during the period from November 25, 2013 to April 10, 2018.

(11)	The 156,624 share options may be exercised during the period from May 26, 2013 to May

25, 2020.

(12)	Among the 309,714 share options, 150,072 share options may be exercised during the period from May 26, 2012 to May 25, 2020 and 159,642 share options may be exercised during the period from May 26, 2013 to May 25, 2020.

(13)	Among the 300,000 share options, 150,000 share options may be exercised during the period from August 16, 2012 to August 15, 2020 and 150,000 share options may be exercised during the period from August 16, 2014 to August 15, 2020.

(14)	Among the 3,040,779 share options, 995,334 share options may be exercised during the period from March 23, 2012 to March 22, 2021, 1,022,493 share options may be exercised during the period from March 23, 2013 to March 22, 2021 and 1,022,952 share options may be exercised during the period from March 23, 2014 to March 22, 2021.

(15)	Among the 1,426,737 share options, 475,488 share options may be exercised during the period from March 29, 2013 to March 28, 2022, 475,596 share options may be exercised during the period from March 29, 2014 to March 28, 2022 and 475,653 share options may be exercised during the period from March 29, 2015 to March 28, 2022.

(16)	Reversal of share options cancelled in 2011 due to withdrawal of resignation of our employee.

(17)	The category “Others” represents the former employees of our Group.
(18)	Closing price of the Share immediately before the date of grant of share option was

US$4.65.

(19)	11,859 share options were granted to a then newly joined employee on March 29, 2012 pursuant to the 2011 Share Incentive Plan.

(20)	33,438 share options granted under 2011 Share Incentive Plan were cancelled between

April and May 2012 due to resignations of certain employees.

46 INTERIM REPORT 2012 Melco Crown Entertainment Limited

OTHER INFORMATION

Details of the movement in restricted Shares granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the six months ended June 30, 2012 are as follows:

				Number of restricted Shares					
Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Outstanding as at January 1, 2012	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as at June 30, 2012
Directors:									
Lawrence Yau Lung Ho	March 18, 2008	March 18, 2012	4.01	62,292	–	–	(62,292)	–	–
	March 17, 2009	March 17, 2013	1.09	241,566	–	–	–	–	241,566
	March 23, 2011	March 23, 2012	2.52	241,056	–	–	(241,056)	–	–
	March 23, 2011	March 23, 2013	2.52	241,056	–	–	–	–	241,056
	March 23, 2011	March 23, 2014	2.52	241,137	–	–	–	–	241,137
	March 29, 2012	March 29, 2013	4.43	–	79,065	–	–	–	79,065
	March 29, 2012	March 29, 2014	4.43	–	79,065	–	–	–	79,065
	March 29, 2012	March 29, 2015	4.43	–	79,068	–	–	–	79,068
Sub-total:				1,027,107	237,198	–	(303,348)	–	960,957
Yuk Man Chung	March 18, 2008	March 18, 2012	4.01	3,114	–	–	(3,114)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	–	22,590	–	–	–	22,590
	March 29, 2012	March 29, 2014	4.43	–	22,590	–	–	–	22,590
	March 29, 2012	March 29, 2015	4.43	–	22,590	–	–	–	22,590
Sub-total:				62,175	67,770	–	(18,963)	–	110,982

Melco Crown Entertainment Limited INTERIM REPORT 2012 47

OTHER INFORMATION

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as at January 1, 2012	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as at June 30, 2012
Yiu Wa Alec Tsui	March 18, 2008	March 18, 2012	4.01	3,114	–	–	(3,114)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2014	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2015	4.43	–	9,036	–	–	–	9,036
Sub-total:				62,175	27,108	–	(18,963)	–	70,320
John Peter Ben Wang	March 18, 2008	March 18, 2012	4.01	3,114	–	–	(3,114)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2014	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2015	4.43	–	9,036	–	–	–	9,036
Sub-total:				62,175	27,108	–	(18,963)	–	70,320

48 INTERIM REPORT 2012 **Melco Crown Entertainment Limited**

OTHER INFORMATION

Number of restricted Shares

Share price

at date of grant of Outstanding Granted Reclassi? ed Vested Cancelled Outstanding

Name or category Date of grant of restricted Shares as at during during during during the as at of participants restricted Shares(1) Vesting date US$ January 1, 2012 the period the period the period period June 30, 2012

Robert Wason Mactier March 18, 2008 March 18, 2012 4.01 3,114 — — (3,114) — —

March 17, 2009 March 17, 2013 1.09 11,505 — — — — 11,505

March 23, 2011 March 23, 2012 2.52 15,849 — — (15,849) — —

March 23, 2011 March 23, 2013 2.52 15,849 — — — — 15,849

March 23, 2011 March 23, 2014 2.52 15,858 — — — — 15,858

March 29, 2012 March 29, 2013 4.43 — 9,036 — — — 9,036

March 29, 2012 March 29, 2014 4.43 — 9,036 — — — 9,036

March 29, 2012 March 29, 2015 4.43 — 9,036 — — — 9,036

Sub-total: 62,175 27,108 — (18,963) — 70,320

Thomas Jefferson Wu March 18, 2008 March 18, 2012 4.01 3,114 — — (3,114) — —

March 17, 2009 March 17, 2013 1.09 11,505 — — — — 11,505

March 23, 2011 March 23, 2012 2.52 15,849 — — (15,849) — —

March 23, 2011 March 23, 2013 2.52 15,849 — — — — 15,849

March 23, 2011 March 23, 2014 2.52 15,858 — — — — 15,858

March 29, 2012 March 29, 2013 4.43 — 9,036 — — — 9,036

March 29, 2012 March 29, 2014 4.43 — 9,036 — — — 9,036

March 29, 2012 March 29, 2015 4.43 — 9,036 — — — 9,036

Sub-total: 62,175 27,108 — (18,963) — 70,320

Melco Crown Entertainment Limited INTERIM REPORT 2012 49

OTHER INFORMATION

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as at January 1, 2012	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as at June 30, 2012
James Andrew Charles MacKenzie	September 30, 2008	April 24, 2012	1.33	1,835	–	–	(1,835)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	–	–	(15,849)	–	–
	March 23, 2011	March 23, 2013	2.52	15,849	–	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	–	–	–	–	15,858
	March 29, 2012	March 29, 2013	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2014	4.43	–	9,036	–	–	–	9,036
	March 29, 2012	March 29, 2015	4.43	–	9,036	–	–	–	9,036
Sub-total:				60,896	27,108	–	(17,684)	–	70,320
Sub-total:				1,398,878	440,508	–	(415,847)	–	1,423,539
Employees	March 18, 2008	March 18, 2012	4.01	56,919	–	–	(56,919)	–	–
Employees	April 11, 2008	April 11, 2012	4.32	11,583	–	–	(11,583)	–	–
Employees	April 1, 2010	April 1, 2012	1.55	64,410	–	–	(64,410)	–	–
Employees	May 26, 2010	May 26, 2013	1.25	78,315	–	–	–	–	78,315
Employees	May 26, 2010	May 26, 2012	1.25	76,059	–	–	(79,803)	3,744[5]	–
Employees	May 26, 2010	May 26, 2013	1.25	76,083	–	–	–	3,744[5]	79,827
Employees	July 28, 2010	July 28, 2012	1.28	172,323	–	(172,323)	–	–	–
Employees	July 28, 2010	July 28, 2013	1.28	172,326	–	(172,326)	–	–	–
Employees	August 16, 2010	August 16, 2012	1.25	75,000	–	–	–	–	75,000
Employees	August 16, 2010	August 16, 2014	1.25	75,000	–	–	–	–	75,000
Employees	March 23, 2011	March 23, 2012	2.52	581,799	–	(8,727)	(573,072)	–	–
Employees	March 23, 2011	March 23, 2013	2.52	581,799	–	(15,414)	–	(55,116)	511,269
Employees	March 23, 2011	March 23, 2014	2.52	582,009	–	(13,014)	–	(57,552)	511,443
Employees	March 29, 2012	March 29, 2013	4.43	–	243,288[4]	(2,637)	–	(2,934)[6]	237,717
Employees	March 29, 2012	March 29, 2014	4.43	–	243,366[4]	(2,640)	–	(2,934)[6]	237,792
Employees	March 29, 2012	March 29, 2015	4.43	–	243,450[4]	(2,640)	–	(2,937)[6]	237,873
Sub-total:				2,603,625	730,104	(389,721)	(785,787)	(113,985)	2,044,236

50 INTERIM REPORT 2012 **Melco Crown Entertainment Limited**

OTHER INFORMATION

Name or category of participants	Date of grant of restricted Shares[1]	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as at January 1, 2012	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as at June 30, 2012
Others[2]	July 28, 2010	July 28, 2012	1.28	–	–	172,323	–	(172,323)	–
Others[2]	July 28, 2010	July 28, 2013	1.28	–	–	172,326	–	(172,326)	–
Others[2]	March 23, 2011	March 23, 2012	2.52	–	–	8,727	–	(8,727)	–
Others[2]	March 23, 2011	March 23, 2013	2.52	–	–	15,414	–	(15,414)	–
Others[2]	March 23, 2011	March 23, 2014	2.52	–	–	13,014	–	(13,014)	–
Others[2]	March 29, 2012	March 29, 2013	4.43	–	–	2,637	–	(2,637)[5]	–
Others[2]	March 29, 2012	March 29, 2014	4.43	–	–	2,640	–	(2,640)[5]	–
Others[2]	March 29, 2012	March 29, 2015	4.43	–	–	2,640	–	(2,640)[5]	–
Sub-total:				–	–	389,721	–	(389,721)	–
Total				**4,002,503**	**1,170,612**	**–**	**(1,201,634)**	**(503,706)**	**3,467,775**

Notes:

(1) Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

(2) The category "Others" represents the former employees of our Group.

(3) Reversal of restricted Shares cancelled in 2011 due to withdrawal of resignation of our employee.

(4) 5,931 restricted Shares were granted to a then newly joined employee on March 29, 2012 pursuant to the 2011 Share Incentive Plan.

(5) 16,722 restricted Shares granted under the 2011 Share Incentive Plan were cancelled between April and May 2012 due to resignations of certain employees.

Melco Crown Entertainment Limited INTERIM REPORT 2012 51

OTHER INFORMATION

Securities Dealings by Directors and Relevant Employees

The Directors and relevant employees are subject to the rules set forth in our

Company’s Policy for the Prevention of Insider Trading, the terms therein are no less exacting than those contained in the Model Code set out in Appendix 10 to the Listing

Rules. The Listing Rules require an express Model Code compliance con? rmation from the directors and that the con? rmation be given following a speci? c enquiry.

All Directors have con? rmed that they have complied with the required standard of dealings and code of conduct regarding securities dealings by directors as set out in the Model Code for the six months ended June 30, 2012.

Purchase, Sale or Redemption of our Company’s Listed

Securities

During the six months ended June 30, 2012, neither our Company nor any of its subsidiaries had purchased, sold or redeemed any of our Company’s listed securities.

Investors Relations

The last Shareholders’ meeting of our Company was the annual general meeting which was held at Salon III, Level 2, Grand Hyatt Macau, City of Dreams, Estrada do

Istmo, Cotai, Macau on Wednesday, May 23, 2012 at 4:00 p.m. (Hong Kong time),

at which resolutions were duly passed in respect of major items, among others,

(i)	adopting the ? nancial statements and the directors’ and auditors’ reports for the year ended December 31, 2011; (ii) re-appointment of the independent auditor;

(iii) granting of the general mandate and repurchase mandate; (iv) re-election of

Directors; (v) adoption of the Chinese Company name; and (vi) amendment of the then existing Amended and Restated Memorandum of Association and Articles of

Association.

Financial Reporting

The Board is accountable to the Shareholders and is committed to presenting comprehensive and timely information to the Shareholders on assessment of our

Company’s performance, fi nancial position and prospects. Our Company voluntarily publishes quarterly unaudited ? nancial results for the three months ended March

31 and September 30 and key performance indicators of our Group for each ? scal quarter generally within 45 days after the end of the relevant quarter to enable its

Shareholders, investors and the public to better appraise the position and business performance of our Group. Such ? nancial information is prepared in accordance with

U.S. GAAP using the accounting policies applied to our Company’s interim and annual

? nancial statements and there is no reconciliation of such information to IFRS.

52 INTERIM REPORT 2012 Melco Crown Entertainment Limited

OTHER INFORMATION

Review of unaudited interim ? nancial information

The Group’s unaudited condensed consolidated fi nancial statements have been reviewed and approved by the Company’s audit committee, comprised of three independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Yiu Wa

Alec Tsui and Mr. James Andrew Charles MacKenzie and reviewed by the Groups’

external auditors in accordance with Hong Kong Standard on Review Engagements

2410, “Review of Interim Financial Information Performed by the Independent Auditor

of the Entity” issued by the Hong Kong Institute of Certifi ed Public Accountants.

This 2012 interim report is printed in English and Chinese languages and will be available on the website of the Hong Kong Stock Exchange at www.hkex.com.hk and our website at www.melco-crown.com from September 21, 2012.

For and on behalf of the Board

Ho, Lawrence Yau Lung

Co-Chairman and Chief Executive Of? cer

Macau, August 27, 2012

Melco Crown Entertainment Limited INTERIM REPORT 2012 53

REPORT ON REVIEW OF

UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL

STATEMENTS

To the Board of Directors of Melco Crown Entertainment Limited:

Introduction

We have reviewed the condensed consolidated ? nancial statements of Melco Crown

Entertainment Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 56 to 92, which comprises the condensed consolidated balance sheet as of June 30, 2012 and the related condensed consolidated statement of operations, statement of comprehensive income, statement of shareholders’

equity and statement of cash ? ows for the six-month period then ended, and certain explanatory notes. The Directors of the Company are responsible for the preparation and presentation of these condensed consolidated ? nancial statements in conformity with accounting principles generally accepted in the United States of America

(“U.S. GAAP”). Our responsibility is to express a conclusion on these condensed consolidated ? nancial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

54 INTERIM REPORT 2012 Melco Crown Entertainment Limited

REPORT ON REVIEW OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review

Engagements 2410 “Review of Interim Financial Information Performed by the

Independent Auditor of the Entity” issued by the Hong Kong Institute of Certifi ed

Public Accountants. A review of these condensed consolidated ? nancial statements consists of making inquiries, primarily of persons responsible for ? nancial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong

Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all signi? cant matters that might be identi? ed in an audit.

Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated ? nancial statements are not prepared, in all material respects, in conformity with U.S. GAAP.

Deloitte Touche Tohmatsu

Certi? ed Public Accountants

Hong Kong

August 27, 2012

Melco Crown Entertainment Limited INTERIM REPORT 2012 55

(In thousands of U.S. dollars, except share and per share data)

UNAUDITED CONDENSED

CONSOLIDATED

BALANCE SHEET

June 30, December 31,

2012 2011

ASSETS

CURRENT ASSETS

Cash and cash equivalents $ 1,472,726 $ 1,158,024

Restricted cash 361,082 —

Accounts receivable, net (Note 3) 311,101 306,500

Amounts due from af? liated companies 790 1,846

Amount due from a shareholder 6 6

Inventories 15,545 15,258

Prepaid expenses and other

current assets 32,595 23,882

Total current assets 2,193,845 1,505,516

PROPERTY AND EQUIPMENT, NET

(Note 4) 2,626,501 2,655,429

GAMING SUBCONCESSION, NET 570,886 599,505

INTANGIBLE ASSETS, NET 4,220 4,220

GOODWILL 81,915 81,915

LONG-TERM PREPAYMENT,

DEPOSITS AND OTHER ASSETS 128,127 72,858

RESTRICTED CASH — 364,807

DEFERRED TAX ASSETS 84 24

DEFERRED FINANCING COSTS 36,414 42,738

LAND USE RIGHTS, NET (Note 5) 1,021,577 942,968

TOTAL $ 6,663,569 $ 6,269,980

LIABILITIES AND SHAREHOLDERS’

EQUITY

CURRENT LIABILITIES

Accounts payable (Note 6) $ 9,631 $ 12,023

Accrued expenses and other

current liabilities (Note 7) 642,449 588,719

Income tax payable 1,788 1,240

Current portion of long-term debt

(Note 8) 719,919 —

Amounts due to af? liated companies 1,450 1,137

Total current liabilities $ 1,375,237 $ 603,119

56 INTERIM REPORT 2012 Melco Crown Entertainment Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

June 30, December 31,

2012 2011

LONG-TERM DEBT (Note 8) $ 1,645,726 $ 2,325,980

OTHER LONG-TERM LIABILITIES 29,174 27,900

DEFERRED TAX LIABILITIES 68,259 70,028

LAND USE RIGHTS PAYABLE 93,994 55,301

COMMITMENTS AND CONTINGENCIES

(Note 13)

SHAREHOLDERS’ EQUITY

Ordinary shares at

US$0.01 par value per share

(Authorized — 7,300,000,000 shares

as of June 30, 2012 and

December 31, 2011 and

issued — 1,657,115,300 and

1,653,101,002 shares as of

June 30, 2012 and December 31, 2011,

respectively) (Note 10) 16,571 16,531

Treasury shares, at

US$0.01 par value per share

(11,212,024 and 10,552,328 shares

as of June 30, 2012 and

December 31, 2011, respectively)

(Note 10) (112) (106)

Additional paid-in capital 3,229,853 3,223,274

Accumulated other comprehensive

losses (1,031) (1,034)

Accumulated losses (78,157) (282,510)

Total Melco Crown Entertainment

Limited shareholders’ equity 3,167,124 2,956,155

Noncontrolling interests 284,055 231,497

Total equity 3,451,179 3,187,652

TOTAL $ 6,663,569 $ 6,269,980

NET CURRENT ASSETS $ 818,608 $ 902,397

TOTAL ASSETS LESS CURRENT

LIABILITIES $ 5,288,332 $ 5,666,861

The accompanying notes are an integral part of the unaudited condensed consolidated ? nancial statements.

Melco Crown Entertainment Limited INTERIM REPORT 2012 57

(In thousands of U.S. dollars, except share and per share data)

UNAUDITED CONDENSED

CONSOLIDATED

STATEMENT OF OPERATIONS

Six Months Ended June 30,

2012 2011

OPERATING REVENUES

Casino $ 1,896,834 $ 1,692,361

Rooms 57,468 49,323

Food and beverage 32,696 29,329

Entertainment, retail and others 43,027 41,179

Gross revenues 2,030,025 1,812,192

Less: promotional allowances (64,655) (45,650)

Net revenues 1,965,370 1,766,542

OPERATING COSTS AND EXPENSES

Casino (1,361,698) (1,273,763)

Rooms (7,586) (9,024)

Food and beverage (14,365) (16,543)

Entertainment, retail and others (30,764) (29,158)

General and administrative (108,631) (104,314)

Pre-opening costs (3,300) (1,285)

Development costs (568) (1,110)

Amortization of gaming subconcession (28,619) (28,619)

Amortization of land use rights (28,318) (9,763)

Depreciation and amortization (132,128) (128,136)

Property charges and others (3,616) (1,025)

Total operating costs and expenses (1,719,593) (1,602,740)

OPERATING INCOME 245,777 163,802

NON-OPERATING EXPENSES

Interest income 5,314 864

Interest expenses, net of capitalized

interest (51,376) (54,860)

Reclassi? cation of accumulated losses

of interest rate swap agreements from

accumulated other comprehensive

losses — (4,310)

Change in fair value of interest rate

swap agreements 363 —

Amortization of deferred ? nancing costs (6,324) (8,220)

Loan commitment fees (658) (461)

Foreign exchange gain, net 1,639 191

Other income, net 1,134 2,064

Loss on extinguishment of debt — (25,193)

Total non-operating expenses $ (49,908) $ (89,925)

58 INTERIM REPORT 2012 Melco Crown Entertainment Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Six Months Ended June 30,

2012 2011

INCOME BEFORE INCOME TAX $ 195,869 $ 73,877

INCOME TAX CREDIT (EXPENSE)

(Note 11) 1,042 (69)

NET INCOME 196,911 73,808

NET LOSS ATTRIBUTABLE TO

NONCONTROLLING INTERESTS 7,442 —

NET INCOME ATTRIBUTABLE TO

MELCO CROWN ENTERTAINMENT

LIMITED $ 204,353 $ 73,808

NET INCOME ATTRIBUTABLE TO

MELCO CROWN ENTERTAINMENT

LIMITED PER SHARE:

Basic $ 0.124 $ 0.046

Diluted $ 0.123 $ 0.046

WEIGHTED AVERAGE SHARES USED

IN NET INCOME ATTRIBUTABLE TO

MELCO CROWN ENTERTAINMENT

LIMITED PER SHARE CALCULATION:

Basic 1,644,388,593 1,599,631,942

Diluted 1,657,367,600 1,611,770,624

The accompanying notes are an integral part of the unaudited condensed consolidated ? nancial statements.

Melco Crown Entertainment Limited INTERIM REPORT 2012 59

(In thousands of U.S. dollars, except share and per share data)

UNAUDITED CONDENSED

CONSOLIDATED

STATEMENT OF

COMPREHENSIVE INCOME

Six Months Ended June 30,

2012 2011

Net income $ 196,911 $ 73,808

Other comprehensive income:

Foreign currency translation

adjustment 55 6

Change in fair value of interest rate

swap agreements — 6,111

Change in fair value of forward

exchange rate contracts 15 —

Reclassi? cation to earnings upon

discontinuance of hedge accounting — 4,310

Reclassi? cation to earnings upon

settlement of forward exchange

rate contracts (67) —

Other comprehensive income 3 10,427

Comprehensive income 196,914 84,235

Comprehensive loss attributable to

noncontrolling interests 7,442 —

Comprehensive income attributable to

Melco Crown Entertainment Limited $ 204,356 $ 84,235

The accompanying notes are an integral part of the unaudited condensed consolidated ? nancial statements.

60 INTERIM REPORT 2012 Melco Crown Entertainment Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT

OF SHAREHOLDERS’ EQUITY

Melco Crown Entertainment Limited Shareholders’ Equity

Accumulated Other

Ordinary Shares Treasury Shares Additional Comprehensive Accumulated Noncontrolling

Shares Amount Shares Amount Paid-in Capital Losses Losses Interests Total Equity

BALANCE AT JANUARY 1, 2011 1,605,658,111 $ 16,056 (8,409,186) $ (84) $ 3,095,730 $ (11,345) $ (577,166) $ — $ 2,523,191 (In

Net income for the period — — — — — — 73,808 — 73,808

Foreign currency translation adjustment — — — — — 6 — — 6

Melco Change in fair value of interest rate

swap agreements — — — — — 6,111 — — 6,111thousands

Reclassi? cation to earnings upon of

Crown . U

discontinuance of hedge accounting — — — — — 4,310 — — 4,310 S

.

Share-based compensation (Note 12) — — — — 3,856 — — — 3,856

Shares issued upon restricted shares dollars,

Entertainment vested (Note 10) 310,575 3 — — (3) — — — —

Shares issued for future exercise of except

share options (Note 10) 931,746 10 (931,746) (10) — — — — —

Limited Issuance of shares for restricted share

shares vested (Note 10) — — 79,788 1 (1) — — — — and

Exercise of share options (Note 10) — — 3,439,650 35 3,510 — — — 3,545

INTERIM

BALANCE AT JUNE 30, 2011 1,606,900,432 $ 16,069 (5,821,494) $ (58) $ 3,103,092 $ (918) $ (503,358) $ — $ 2,614,827 per

share

REPORT data)

2012

61

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Melco Crown Entertainment Limited Shareholders' Equity								
	Ordinary Shares		Treasury Shares		Additional	Accumulated Other Comprehensive	Accumulated	Noncontrolling	
	Shares	Amount	Shares	Amount	Paid-in Capital	Losses	Losses	Interests	Total Equity
BALANCE AT JANUARY 1, 2012	1,653,101,002	$ 16,531	(10,552,328)	$ (106)	$ 3,223,274	$ (1,034)	$ (282,510)	$ 231,497	$ 3,187,652
Net income for the period	–	–	–	–	–	–	204,353	(7,442)	196,911
Capital contribution from noncontrolling shareholder	–	–	–	–	–	–	–	60,000	60,000
Foreign currency translation adjustment	–	–	–	–	–	55	–	–	55
Change in fair value of forward exchange rate contracts	–	–	–	–	–	15	–	–	15
Reclassification to earnings upon settlement of forward exchange rate contracts	–	–	–	–	–	(67)	–	–	(67)
Share-based compensation (Note 12)	–	–	–	–	4,032	–	–	–	4,032
Shares issued for future vesting of restricted shares and exercise of share options (Note 10)	4,014,298	40	(4,014,298)	(40)	–	–	–	–	–
Issuance of shares for restricted shares vested (Note 10)	–	–	1,201,634	12	(12)	–	–	–	–
Exercise of share options (Note 10)	–	–	2,152,968	22	2,559	–	–	–	2,581
BALANCE AT JUNE 30, 2012	1,657,115,300	$ 16,571	(11,212,024)	$ (112)	$ 3,229,853	$ (1,031)	$ (78,157)	$ 284,055	$ 3,451,179

Note: The treasury shares represent new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company's share incentive plans. These shares are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

62 INTERIM REPORT 2012 **Melco Crown Entertainment Limited**

UNAUDITED CONDENSED

CONSOLIDATED STATEMENT

OF CASH FLOWS

Six Months Ended June 30,

2012 2011

CASH FLOWS FROM OPERATING

ACTIVITIES

Net cash provided by operating activities $ 394,770 $ 320,820

CASH FLOWS FROM INVESTING

ACTIVITIES

Acquisition of property and equipment (79,946) (22,864)

Deposits for acquisition of property and

equipment (59,444) (1,893)

Payment for land use rights (43,310) (7,582)

Payment for acquisition of assets and

liabilities (2,509) —

Payment for entertainment

production costs (1,180) —

Proceeds from sale of property and

equipment 81 113

Changes in restricted cash — (198,491)

Deposit for acquisition of assets and

liabilities — (65,000)

Net cash used in investing activities (186,308) (295,717)

CASH FLOWS FROM FINANCING

ACTIVITIES

Capital contribution from noncontrolling

shareholder 60,000 —

Proceeds from long-term debt 43,000 706,556

Proceeds from exercise of share options 2,710 4,199

Payment of deferred ? nancing costs (257) (34,028)

Principal payments on long-term debt — (117,076)

Net cash provided by ? nancing activities 105,453 559,651

EFFECT OF FOREIGN EXCHANGE ON

CASH AND CASH EQUIVALENTS 787 174

NET INCREASE IN CASH AND

CASH EQUIVALENTS 314,702 584,928

CASH AND CASH EQUIVALENTS AT

BEGINNING OF PERIOD 1,158,024 441,923

CASH AND CASH EQUIVALENTS AT

END OF PERIOD $ 1,472,726 $ 1,026,851

Melco Crown Entertainment Limited INTERIM REPORT 2012 63

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Six Months Ended June 30,

2012 2011

SUPPLEMENTAL DISCLOSURES OF

CASH FLOWS

Cash paid for interest

(net of capitalized interest) $ (44,767) $ (53,673)

Cash paid for tax (net of refunds) $ (235) $ (189)

NON-CASH INVESTING ACTIVITIES

Construction costs and property and

equipment funded through

accrued expenses and

other current liabilities and

other long-term liabilities $ 24,472 $ 1,777

Land use right costs funded through

accrued expenses and

other current liabilities and

land use rights payable $ 71,499 $ —

The accompanying notes are an integral part of the unaudited condensed consolidated ? nancial statements.

64 INTERIM REPORT 2012 Melco Crown Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

NOTES TO UNAUDITED

CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December

2006. The Company’s American depository shares (“ADS”) are traded on the

NASDAQ Global Select Market under the symbol “MPEL”. On December 7,

2011, the Company completed a dual primary listing in the Hong Kong Special

Administrative Region of the People’s Republic of China (“Hong Kong”) and

listed its ordinary shares on the Main Board of The Stock Exchange of Hong

Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction, under the stock code of “6883”.

The Company together with its subsidiaries (collectively referred to as the

“Group”) is a developer, owner and, through its indirect subsidiary, Melco Crown

Gaming (Macau) Limited (“Melco Crown Gaming”), operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative

Region of the People’s Republic of China (“Macau”) market. The Group currently owns and operates City of Dreams — an integrated casino resort which opened in June 2009, Taipa Square Casino which opened in June 2008, Altira Macau

(formerly known as Crown Macau) — a casino and hotel resort which opened in

May 2007, Mocha Clubs — non-casino-based operations of electronic gaming machines which have been in operation since September 2003, and has a 60%

interest in Studio City, an integrated resort comprising entertainment, retail and gaming facilities, being developed in Macau.

As of June 30, 2012, the major shareholders of the Company are Melco

International Development Limited (“Melco”), a company listed in Hong Kong,

and Crown Limited (“Crown”), an Australian-listed corporation.

Melco Crown Entertainment Limited INTERIM REPORT 2012 65

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation and Principles of Consolidation

The unaudited condensed consolidated ? nancial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim fi nancial reporting and include applicable disclosures required by the Rules

Governing the Listing of Securities on the Hong Kong Stock Exchange (the

“Listing Rules”).

The results of operations for the six months ended June 30, 2012 are not necessarily indicative of the results for the full year. The ? nancial information as of December 31, 2011 presented in the unaudited condensed consolidated ? nancial statements are derived from the

Company’s audited consolidated fi nancial statements as of December 31,

2011.

The accompanying unaudited condensed consolidated ? nancial

statements should be read in conjunction with the Company’s audited consolidated ? nancial statements for the year ended December 31,

2011. In the opinion of the management, the accompanying unaudited condensed consolidated ? nancial statements re? ect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of ? nancial results of such periods.

(b)	Gaming Tax

The Group is subject to taxes based on gross gaming revenue in Macau.

These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the unaudited condensed consolidated statement of operations.

These taxes totaled $974,304 and $912,664 for the six months ended June

30, 2012 and 2011, respectively.

66 INTERIM REPORT 2012 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES —

continued

(c)	Net income attributable to the Company per share

Basic net income attributable to the Company per share is calculated by dividing the net income attributable to the Company by the weighted-

average number of ordinary shares outstanding during the period.

Diluted net income attributable to the Company per share is calculated by dividing the net income attributable to the Company by the weighted-

average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to the

Company per share consisted of the following:

Six Months Ended June 30,

2012 2011

Weighted-average number of

ordinary shares outstanding

used in the calculation of

basic net income

attributable to the Company

per share 1,644,388,593 1,599,631,942

Incremental weighted-average

number of ordinary shares

from assumed exercise of

restricted shares and

share options using the

treasury stock method 12,979,007 12,138,682

Weighted-average number of

ordinary shares outstanding

used in the calculation of

diluted net income

attributable to the Company

per share 1,657,367,600 1,611,770,624

During the six months ended June 30, 2012 and 2011, 2,191,230 and

621,492 outstanding share options as at June 30, 2012 and 2011,

respectively, were excluded from the computation of diluted net income attributable to the Company per share as their effect would have been anti-dilutive.

Melco Crown Entertainment Limited INTERIM REPORT 2012 67

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES —

continued

(d)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in

Macau, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of June 30, 2012 and December 31, 2011, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other signi? cant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on speci? c review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of June 30, 2012 and December

31, 2011, no signi? cant concentrations of credit risk existed for which an allowance had not already been recorded.

68 INTERIM REPORT 2012 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES —

continued

(e)	Accounting for Derivative Instruments and Hedging

Activities

The Group uses derivative ? nancial instruments such as ? oating-for-? xed interest rate swap agreements and forward exchange rate contracts to manage its risks associated with interest rate ? uctuations, in accordance with lenders’ requirements under the Group’s senior secured credit facility

(the “City of Dreams Project Facility”), and exchange rate fl uctuations,

for the interest payment of the RMB2,300,000,000 3.75% bonds, due

2013 (the “RMB Bonds”). The Group accounts for derivative fi nancial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the unaudited condensed consolidated ? nancial statements at fair value at the balance sheet date.

Any changes in fair value are recorded in the unaudited condensed consolidated statement of operations or in the unaudited condensed consolidated statement of comprehensive income, depending on whether the derivative is designated and quali? es for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements and forward exchange rate contracts are based on a standard valuation model that projects future cash ? ows and discounts those future cash ? ows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

All outstanding interest rate swap agreements expired during the six months ended June 30, 2012.

Melco Crown Entertainment Limited INTERIM REPORT 2012 69

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES —

continued

(f)	Recent Changes in Accounting Standards

Newly adopted accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update to align the principles for fair value measurements and the related disclosure requirements under U.S.

GAAP and International Financial Reporting Standards (“IFRS”). The

FASB update clari? ed existing fair value measurement and disclosure requirements, and expanded disclosure requirements for fair value measurements. The adoption of this amended standard was effective for the Group as of January 1, 2012 and did not have a material impact on the Group’s unaudited condensed consolidated fi nancial results or disclosures.

In June 2011, the FASB issued an accounting standard update to revise the manner in which entities present comprehensive income in their

? nancial statements, most signi? cantly by requiring that comprehensive income be presented with net income in a continuous statement, or in a separate but consecutive statement and not within a statement of changes in equity and amending other presentation and disclosure requirements concerning comprehensive income. In December 2011, the

FASB issued an accounting standard update to defer the requirement to present reclassi? cations between other comprehensive income or loss and net income or loss. This accounting standard update (as modi? ed) was effective for the Group as of January 1, 2012 and did not have a material impact on the Group’s unaudited condensed consolidated fi nancial results or disclosures. Refer to unaudited condensed consolidated statement of comprehensive income for the required presentation.

In September 2011, the FASB issued amended accounting guidance related to goodwill impairment testing. The amended guidance permits an entity to ? rst assess qualitative factors before calculating the fair value of a reporting unit in the annual two-step quantitative goodwill impairment test required under current accounting standards. If it is determined that it is “more-likely-than-not” that the fair value of a reporting unit is not less than its carrying value, further testing is not needed. The amended guidance was effective for the Group as of January 1, 2012 and did not have a material impact on the Group’s unaudited condensed consolidated

? nancial results or disclosures.

70 INTERIM REPORT 2012 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES —

continued

(f)	Recent Changes in Accounting Standards —

continued

Recent accounting pronouncement not yet adopted

In July 2012, the FASB issued amended accounting guidance to simplify testing inde? nite-lived intangible assets, other than goodwill,

for impairment. The amended guidance allows companies to perform a qualitative assessment to determine whether further impairment testing of inde? nite-lived intangible assets is necessary. An entity is not required to calculate the fair value of an inde? nite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is

“more-likely-than-not” that the asset is impaired. The amended guidance is effective for interim and annual impairment tests performed for ? scal years beginning after September 15, 2012, with early adoption permitted.

The adoption of this amended guidance is not expected to have a material impact on the Group’s unaudited condensed consolidated fi nancial results or disclosures.

3. ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

June 30, December 31,

2012 2011

Casino $ 406,515 $ 385,898

Hotel 1,816 3,691

Other 2,648 3,686

Sub-total $ 410,979 $ 393,275

Less: allowance for doubtful debts (99,878) (86,775)

$ 311,101 $ 306,500

The Group grants unsecured credit lines to gaming promoters based on pre-

approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history.

Melco Crown Entertainment Limited INTERIM REPORT 2012 71

(In thousands of U.S. dollars, except share and per share data)

3. ACCOUNTS RECEIVABLE, NET — continued

The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

June 30, December 31,

2012 2011

Current $ 206,726 $ 220,141

1–30 days 54,540 41,571

31–60 days 5,781 3,344

61–90 days 7,191 2,573

Over 90 days 36,863 38,871

$ 311,101 $ 306,500

4. PROPERTY AND EQUIPMENT, NET

June 30, December 31,

2012 2011

Cost

Buildings $ 2,439,083 $ 2,439,117

Furniture, ? xtures and equipment 418,158 403,577

Plant and gaming machinery 150,803 147,084

Leasehold improvements 214,158 179,089

Motor vehicles 4,280 4,273

Sub-total $ 3,226,482 $ 3,173,140

Less: accumulated depreciation (854,921) (730,313)

Sub-total $ 2,371,561 $ 2,442,827

Construction in progress 254,940 212,602

Property and equipment, net $ 2,626,501 $ 2,655,429

5. LAND USE RIGHTS, NET

June 30, December 31,

2012 2011

Altira Macau — Medium-term lease

(“Taipa Land”) $ 143,985 $ 141,543

City of Dreams — Medium-term lease

(“Cotai Land”) 376,122 376,122

Studio City — Medium-term lease

(“Studio City Land”) 653,564 549,079

$ 1,173,671 $ 1,066,744

Less: accumulated amortization (152,094) (123,776)

Land use rights, net $ 1,021,577 $ 942,968

72 INTERIM REPORT 2012 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. LAND USE RIGHTS, NET — continued

Land use rights are recorded at cost less accumulated amortization.

Amortization is provided over the estimated lease term of the land on a straight-

line basis. The expiry dates of the leases of the land use rights of Altira Macau,

City of Dreams and Studio City are March 2031, August 2033 and October 2026,

respectively.

6. ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

June 30, December 31,

2012 2011

Within 30 days $ 8,121 $ 9,551

31–60 days 422 755

61–90 days 210 1,196

Over 90 days 878 521

$ 9,631 $ 12,023

7. ACCRUED EXPENSES AND OTHER CURRENT

LIABILITIES

June 30, December 31,

2012 2011

Construction costs payable $ 33,537 $ 13,316

Customer deposits and ticket sales 61,237 42,832

Gaming tax accruals 152,041 169,576

Interest expenses payable 11,879 12,180

Interest rate swap liabilities — 363

Land use rights payable 38,442 15,960

Operating expense and

other accruals 83,106 100,161

Other gaming related accruals 18,781 19,643

Outstanding gaming chips and

tokens 218,540 187,978

Payable for acquisition of

assets and liabilities 24,886 26,710

$ 642,449 $ 588,719

Melco Crown Entertainment Limited INTERIM REPORT 2012 73

(In thousands of U.S. dollars, except share and per share data)

8. LONG-TERM DEBT

Long-term debt consisted of the following:

June 30, December 31,

2012 2011

The City of Dreams Project Facility

amended on June 30, 2011

(the “2011 Credit Facilities”) $ 1,014,729 $ 1,014,729

$600,000 10.25% senior notes,

due 2018 (the “Senior Notes”)(1) 593,556 593,166

RMB Bonds 361,082 364,807

Hong Kong dollar deposit-linked

loan facility

(the “Deposit-Linked Loan”) 353,278 353,278

$43,000 term loan facility for

aircraft purchase

(the “Aircraft Term Loan”) 43,000 —

$ 2,365,645 $ 2,325,980

Current portion of long-term debt (719,919) —

$ 1,645,726 $ 2,325,980

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”,

formerly known as MCE Designs and Brands Limited), an indirect wholly-

owned subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly ? nance the acquisition of an aircraft. Principal and interest repayments are payable quarterly in arrears commencing September 27, 2012 until maturity on June 27, 2019, interest is calculated based on the London

Interbank Offered Rate plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The loan is guaranteed by the Company and security includes a ? rst priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance);

and an assignment of airframe and engine warranties. The loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by

MCE Transportation. As of June 30, 2012, the Aircraft Term Loan facility has been fully drawn down and utilized with other Group funds, to fund a deposit of $54,292 towards the purchase of the aircraft. The aircraft was delivered on

July 2, 2012. MCE Transportation has also entered into an agreement for the operation and management of the aircraft with a third party.

74 INTERIM REPORT 2012 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. LONG-TERM DEBT — continued

Total interest on long-term debt consisted of the following:

Six Months Ended June 30,

2012 2011

Interest for City of Dreams

Project Facility $ — $ 13,269

Interest for 2011 Credit Facilities 10,841 —

Interest for Senior Notes 30,750 30,750

Amortization of discount in

connection with issuance of

Senior Notes 390 353

Interest for RMB Bonds 6,794 1,852

Interest for Deposit-Linked Loan 5,073 1,143

$ 53,848 $ 47,367

Interest capitalized (4,465) —

$ 49,383 $ 47,367

During the six months ended June 30, 2012 and 2011, the Group’s average borrowing rates were approximately 4.93% and 5.83% per annum, respectively.

Scheduled maturities of the Group’s long-term debt as of June 30, 2012 are as follows:

Six months ending December 31, 2012 $ 2,757

Year ending December 31, 2013 848,370

Year ending December 31, 2014 262,555

Year ending December 31, 2015 262,748

Year ending December 31, 2016 379,166

Over 2016(2) 610,049

$ 2,365,645

Notes:

(1)	Net of unamortized issue discount for the Senior Notes of approximately $6,444 and

$6,834 as of June 30, 2012 and December 31, 2011, respectively.

(2)	Net of unamortized issue discount for the Senior Notes of approximately $6,444 as of June 30, 2012.

Melco Crown Entertainment Limited INTERIM REPORT 2012 75

(In thousands of U.S. dollars, except share and per share data)

9. FAIR VALUE MEASUREMENTS

The carrying values of the Group’s fi nancial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, long-term receivables, amounts due from (to) af? liated companies and a shareholder, accounts payable, other current liabilities, the 2011 Credit

Facilities, the Deposit-Linked Loan, the Aircraft Term Loan, land use rights payable, forward exchange rate contract and debt instruments approximate their fair values, except for the Senior Note and the RMB Bond. The estimated fair values, based on quoted market price, of the Senior Notes were approximately

$687,324 and $651,630 as of June 30, 2012 and December 31, 2011,

respectively, and of the RMB Bonds were approximately $359,468 and $352,079 as of June 30, 2012 and December 31, 2011, respectively.

As of June 30, 2012, the Group did not have any non-? nancial assets or liabilities that are recognized or disclosed at fair value in the unaudited condensed consolidated ? nancial statements. The Group’s fi nancial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards.

10.	CAPITAL STRUCTURE

In connection with the Company’s restricted shares granted as disclosed in

Note 12, nil and 310,575 ordinary shares were vested and issued during the six months ended June 30, 2012 and 2011, respectively.

The Company issued 4,014,298 and 931,746 ordinary shares to its depository bank for issuance to employees upon their future vesting of restricted shares and exercise of share options during the six months ended June 30, 2012 and 2011, respectively. 1,201,634 and 79,788 of these ordinary shares have been issued to employees upon vesting of restricted shares and 2,152,968 and 3,439,650 of these ordinary shares have been issued to employees upon exercise of share options during the six months ended June 30, 2012 and 2011,

respectively. The balance of 11,212,024 ordinary shares continues to be held by the Company for future issuance as of June 30, 2012.

As of June 30, 2012, the Company had 1,645,903,276 ordinary shares issued and outstanding.

76 INTERIM REPORT 2012 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	INCOME TAX (CREDIT) EXPENSE

The Company and certain subsidiaries are exempt from tax in the Cayman

Islands or British Virgin Islands, where they are incorporated, however, the

Company is subject to Hong Kong Pro? ts Tax on pro? ts from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America and other jurisdictions are subject to Hong Kong Pro? ts Tax, Macau Complementary

Tax, income tax in the United States of America and in other jurisdictions,

respectively, during the six months ended June 30, 2012 and 2011.

Pursuant to the approval notices issued by Macau Government dated June 7,

2007, Melco Crown Gaming has been exempted from Macau Complementary

Tax on income generated from gaming operations for ? ve years commencing from 2007 to 2011 and will continue to bene? t from this exemption for another

? ve years from 2012 to 2016 pursuant to the approval notices issued by Macau

Government in April 2011.

During the six months ended June 30, 2012 and 2011, Melco Crown Gaming reported net income and had the Group been required to pay such taxes, the

Group’s unaudited consolidated net income attributable to the Company for the six months ended June 30, 2012 and 2011 would have been decreased by $41,625 and $25,293, respectively, and basic and diluted net income attributable to the Company per share would have reported reduced income of

$0.025 per share for the six months ended June 30, 2012 and $0.016 per share for the six months ended June 30, 2011. Melco Crown Gaming’s non-gaming pro? ts remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its subconcession agreement.

The provision for income tax consisted of:

Six Months Ended June 30,

2012 2011

Income tax provision for

current period:

Macau Complementary Tax $ 99 $ 103

Hong Kong Pro? ts Tax 497 516

Pro? ts tax in other jurisdictions 187 106

Sub-total $ 783 $ 725

(Over) under provision of

income tax in prior years:

Hong Kong Profi ts Tax $ (1) $ —

Pro? ts tax in other jurisdictions 5 4

Sub-total $ 4 $ 4

Deferred tax credit:

Macau Complementary Tax $ (1,767) $ (577)

Hong Kong Pro? ts Tax (60) (82)

Pro? ts tax in other jurisdictions (2) (1)

Sub-total $ (1,829) $ (660)

Total income tax (credit) expense $ (1,042) $ 69

Melco Crown Entertainment Limited INTERIM REPORT 2012 77

(In thousands of U.S. dollars, except share and per share data)

11.	INCOME TAX (CREDIT) EXPENSE — continued

The effective tax rates for the six months ended June 30, 2012 and 2011 were negative rate of 0.5% and positive rate of 0.1%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the six months ended June 30, 2012 and 2011, and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs.

12.	SHARE-BASED COMPENSATION

2006 Share Incentive Plan

The Group’s 2006 Share Incentive Plan was superseded by the 2011 Share

Incentive Plan on December 7, 2011 and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan. Refer below for further details of the 2011 Share Incentive Plan.

Share Options

A summary of share options activity under the 2006 Share Incentive Plan as of

June 30, 2012, and changes during the six months ended June 30, 2012 are presented below:

Weighted- Weighted-

Average Average

Number Exercise Remaining Aggregate

of Share Price Contractual Intrinsic

Options per Share Term Value

Outstanding at

January 1, 2012 20,916,462 $ 1.55

Exercised (2,152,968) $ 1.20

Forfeited (1,110,843) $ 1.63

Expired (5,544) $ 1.01

Outstanding at

June 30, 2012 17,647,107 $ 1.59 7.01 $ 40,072

Exercisable at

June 30, 2012 11,854,134 $ 1.43 6.68 $ 28,908

78 INTERIM REPORT 2012 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	SHARE-BASED COMPENSATION — continued

2006 Share Incentive Plan — continued

Share Options — continued

A summary of share options vested and expected to vest under the 2006 Share

Incentive Plan at June 30, 2012 are presented below:

Vested

Weighted- Weighted-

Average Average

Number Exercise Remaining Aggregate

of Share Price Contractual Intrinsic

Options per Share Term Value

Range of exercise

prices per share

($1.01–$5.06)

(Note) 11,854,134 $ 1.43 6.68 $ 28,908

Note: 3,005,105 share options vested and 5,544 vested share options expired during the six months ended June 30, 2012.

Expected to Vest

Weighted- Weighted-

Average Average

Number Exercise Remaining Aggregate

of Share Price Contractual Intrinsic

Options per Share Term Value

Range of exercise

prices per share

($1.01–$2.52) 5,792,973 $ 1.91 7.69 $ 11,164

No share option was granted under 2006 Share Incentive Plan during the six months ended June 30, 2012. 2,152,968 share options were exercised and proceeds amounted to $2,581 were received during the six months ended June

30, 2012. The total intrinsic value of share options exercised for the six months ended June 30, 2012 were $5,687.

As of June 30, 2012, there was $5,993 unrecognized compensation costs related to unvested share options and the costs were expected to be recognized over a weighted-average period of 1.58 years.

Melco Crown Entertainment Limited INTERIM REPORT 2012 79

(In thousands of U.S. dollars, except share and per share data)

12.	SHARE-BASED COMPENSATION — continued

2006 Share Incentive Plan — continued

Restricted Shares

A summary of the status of the 2006 Share Incentive Plan’s restricted shares as of June 30, 2012, and changes during the six months ended June 30, 2012 are presented below:

Weighted-

Number of Average

Restricted Grant Date

Shares Fair Value

Unvested at January 1, 2012 4,002,503 $ 2.22

Vested (1,201,634) 2.57

Forfeited (486,984) 1.66

Unvested at June 30, 2012 2,313,885 $ 2.16

The total fair values at date of grant of the restricted shares vested during the six months ended June 30, 2012 were $3,087.

As of June 30, 2012, there was $3,996 of unrecognized compensation costs related to restricted shares and the costs were expected to be recognized over a weighted-average period of 1.69 years.

2011 Share Incentive Plan

On October 6, 2011, the Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders and such adoption was conditional upon the listing of the Company’s ordinary shares on the Main Board of the Hong Kong Stock Exchange on December 7,

2011. Under the 2011 Share Incentive Plan, the Group may grant various share-

based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares, etc. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of June 30, 2012, 96,944,974 shares remain available for the grant of various share-based awards under the 2011 Share Incentive Plan.

80 INTERIM REPORT 2012 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	SHARE-BASED COMPENSATION — continued

2011 Share Incentive Plan — continued

The Group granted share options to certain personnel under the 2011 Share

Incentive Plan during the six months ended June 30, 2012 with the exercise price determined at the closing price on the date of grant. These share options became exercisable over a vesting period of three years. The share options granted expire 10 years after the date of grant.

The Group has also granted restricted shares to certain personnel under the

2011 Share Incentive Plan during the six months ended June 30, 2012. These restricted shares have a vesting period of three years. The grant date fair value is determined with reference to the market closing price at date of grant.

Share Options

A summary of share options activity under the 2011 Share Incentive Plan as of

June 30, 2012, and changes during the six months ended June 30, 2012 are presented below:

Weighted- Weighted-

Average Average

Number Exercise Remaining Aggregate

of Share Price Contractual Intrinsic

Options per Share Term Value

Outstanding at

January 1, 2012 — $ —

Granted 1,934,574 $ 4.70

Forfeited (33,438) $ 4.70

Outstanding at

June 30, 2012 1,901,136 $ 4.70 9.75 $ —

As of June 30, 2012, no share options granted under 2011 Share Incentive Plan were vested and exercisable.

Melco Crown Entertainment Limited INTERIM REPORT 2012 81

(In thousands of U.S. dollars, except share and per share data)

12.	SHARE-BASED COMPENSATION — continued

2011 Share Incentive Plan — continued

Share Options — continued

A summary of share options expected to vest under the 2011 Share Incentive

Plan at June 30, 2012 are presented below:

Expected to Vest

Weighted- Weighted-

Average Average

Number Exercise Remaining Aggregate

of Share Price Contractual Intrinsic

Options per Share Term Value

Exercise price

per share ($4.70) 1,901,136 $ 4.70 9.75 $ —

As of June 30, 2012, there was $4,247 unrecognized compensation costs related to unvested share options and the costs were expected to be recognized over a weighted-average period of 2.74 years.

Restricted Shares

A summary of the status of the 2011 Share Incentive Plan’s restricted shares as of June 30, 2012, and changes during the six months ended June 30, 2012 are presented below:

Weighted-

Number of Average

Restricted Grant Date

Shares Fair Value

Unvested at January 1, 2012 — $ —

Granted 1,170,612 4.43

Forfeited (16,722) 4.43

Unvested at June 30, 2012 1,153,890 $ 4.43

The total fair values at date of grant of the restricted shares vested during the six months ended June 30, 2012 were $5,182.

As of June 30, 2012, there was $4,669 of unrecognized compensation costs related to restricted shares and the costs were expected to be recognized over a weighted-average period of 2.74 years.

82 INTERIM REPORT 2012 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	SHARE-BASED COMPENSATION — continued

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued, with highly subjective assumptions,

changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of the Company’s shares trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-

free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option was estimated at the date of grant using the following weighted-average assumptions for options granted during the six months ended

June 30, 2012:

Expected dividend yield —

Expected stock price volatility 67.82%

Risk-free interest rate 1.01%

Expected average life of options (years) 5.1

The impact of share options and restricted shares for the six months ended

June 30, 2012 and 2011 recognized in the unaudited condensed consolidated

? nancial statements were as follows:

Six Months Ended June 30,

2012 2011

2006 Share Incentive Plan

Share options $ 1,967 $ 2,557

Restricted shares 1,228 1,299

2011 Share Incentive Plan

Share options 399 —

Restricted shares 438 —

Total share-based compensation

expenses $ 4,032 $ 3,856

13.	COMMITMENTS AND CONTINGENCIES
(a)	Capital Commitments

As of June 30, 2012, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for Mocha Clubs, City of Dreams and Studio City totaling

$115,198.

Melco Crown Entertainment Limited INTERIM REPORT 2012 83

(In thousands of U.S. dollars, except share and per share data)

13.	COMMITMENTS AND CONTINGENCIES — continued
(b)	Other Commitments

Land Concession Contracts

On July 25, 2012, an amendment to the land concession contract was published in the Macau of? cial gazette. This amendment re? ects an increase in the gross ? oor area for construction and the extension of the development period to 72 months from the date of publication of such amendment contract. The amendment also revised the land premium to

$174,954 and revised the government land use fees to $490 per annum during the development period of Studio City and $1,131 per annum after the development period. Studio City Developments Limited had accepted the ? nal amendment proposal on June 13, 2012, paid a $490 additional guarantee deposit to the Macau Government on June 12, 2012 and

$35,316 additional land premium on June 6, 2012. Apart from $23,561 land premium paid in 2006, the remaining amount of revised land premium of $116,077 will be due in fi ve biannual installments, accrued with 5%

interest per annum, with the ? rst installment to be paid within six months from the above mentioned date of publication of the amended contract in the Macau of? cial gazette.

As of June 30, 2012, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $22,083 and in land use rights payable in an amount of

$93,994; and the Group’s total commitment for government land use fees for the Studio City site to be paid during the remaining term of the land concession contract was $12,227.

(c)	Guarantees

As of June 30, 2012, Melco Crown Gaming has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as the bene? ciary in a maximum amount of $62,365 (MOP500,000,000) from September

8, 2006 to September 8, 2011 and a maximum amount of $37,437

(MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession.

As of June 30, 2012, the Group has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

As of June 30, 2012, the Company has provided a guarantee up to

$43,000 to the lender of the Aircraft Term Loan for MCE Transportation’s payment obligation of such loan.

84 INTERIM REPORT 2012 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	COMMITMENTS AND CONTINGENCIES — continued
(d)	Litigation

As of June 30, 2012, the Group is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group’s fi nancial position,

results of operations or cash ? ows.

14.	RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2012 and 2011, the Group entered into the following signi? cant related party transactions:

Six Months Ended June 30,

Related companies Nature of transactions 2012 2011

Transactions with af? liated companies that constituted connected transactions under Chapter

14A of the Listing Rules

Crown’s subsidiary Consultancy fee expense $ 215 $ 257

Purchase of property and

equipment 159 —

Software license fee

expense 156 —

Other service fee income 21 22

Lisboa Holdings Limited(1) Of? ce rental expense 578 746

Melco’s subsidiaries and

its associated companies Advertising and promotional

expenses — 7

Consultancy fee expense 231 227

Management fees expense 7 7

Of? ce rental expense 293 266

Operating and of? ce

supplies expenses — 2

Purchase of property and

equipment 490 171

Service fee expense(2) 289 261

Other service fee income 157 145

Rooms and food and

beverage income 72 18

Shun Tak Holdings Limited

and its subsidiaries(1) Of? ce rental expense 68 62

Operating and of? ce

supplies expenses 13 10

Purchase of property and

equipment — 6

Traveling expense(3)(4) 1,477 1,243

Rooms and food and

beverage income 35 160

Sky Shuttle Helicopters

Limited(1) Traveling expense 737 993

Melco Crown Entertainment Limited INTERIM REPORT 2012 85

(In thousands of U.S. dollars, except share and per share data)

14.	RELATED PARTY TRANSACTIONS — continued

Six Months Ended June 30,

Related companies Nature of transactions 2012 2011

Transactions with af? liated companies that constituted connected transactions under Chapter

14A of the Listing Rules — continued

Sociedade de Jogos de

Macau S.A.(1) Traveling expense

capitalized in

construction in

progress(3) $ 1 $ 1

Traveling expense

recognized as

expense(3) 178 313

Sociedade de Turismo

e Diversões de Macau,

S.A. and its subsidiaries(1) Advertising and

promotional expenses 38 39

Of? ce rental expense 701 130

Service fee expense 89 —

Traveling expense

capitalized in

construction in

progress(3) 3 —

Traveling expense

recognized as expense(3) 19 97

Transactions with shareholders that constituted connected transactions under Chapter 14A of the Listing Rules

Crown Interest charges expense — 50

Other service fee income — 4

Rooms and food and

beverage income — 39

Melco Interest charges expense — 89

Rooms and food and

beverage income — 15

Notes:

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the

Company’s Chief Executive Offi cer, has/have bene? cial interests.

(2)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, of? ce administration, travel and security coverage for the operation of the of? ce of the Company’s Chief Executive

Of? cer.

(3)	Traveling expenses including ferry and hotel accommodation services within Hong

Kong and Macau.

(4)	The transaction constituted continuing connected transaction which was subject to reporting, announcement and annual review, but exempt from independent shareholders’ approval requirements under Chapter 14A.34 of the Listing Rules.

86 INTERIM REPORT 2012 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of

Dreams and Studio City, which was acquired by the Group in July 2011. Taipa

Square Casino is included within Corporate and Others. All revenues were generated in Macau.

Total Assets

June 30, December 31,

2012 2011

Mocha Clubs $ 176,473 $ 174,404

Altira Macau 660,140 577,145

City of Dreams 3,256,956 3,103,458

Studio City 927,108 713,637

Corporate and Others 1,642,892 1,701,336

Total consolidated assets $ 6,663,569 $ 6,269,980

Capital Expenditures

Six Months Ended June 30,

2012 2011

Mocha Clubs $ 3,687 $ —

Altira Macau 2,090 3,462

City of Dreams 52,970 12,296

Studio City 41,326 —

Corporate and Others 260 67

Total capital expenditures $ 100,333 $ 15,825

For the six months ended June 30, 2012 and 2011, there was no single customer that contributed more than 10% of the total revenues.

Melco Crown Entertainment Limited INTERIM REPORT 2012 87

(In thousands of U.S. dollars, except share and per share data)

15.	SEGMENT INFORMATION — continued

The Group’s segment information on its results of operations for the following periods is as follows:

Six Months Ended June 30,

2012 2011

NET REVENUES

Mocha Clubs $ 72,446 $ 66,142

Altira Macau 469,368 576,952

City of Dreams 1,401,033 1,108,276

Studio City — —

Corporate and Others 22,523 15,172

Total net revenues $ 1,965,370 $ 1,766,542

ADJUSTED PROPERTY EBITDA(1)

Mocha Clubs $ 18,646 $ 21,389

Altira Macau 81,064 114,132

City of Dreams 382,282 237,352

Studio City (202) —

Total adjusted property EBITDA 481,790 372,873

OPERATING COSTS AND

EXPENSES

Pre-opening costs (3,300) (1,285)

Development costs (568) (1,110)

Amortization of

gaming subconcession (28,619) (28,619)

Amortization of land use rights (28,318) (9,763)

Depreciation and amortization (132,128) (128,136)

Share-based compensation (4,032) (3,856)

Property charges and others (3,616) (1,025)

Corporate and others expenses (35,432) (35,277)

Total operating costs and

expenses (236,013) (209,071)

OPERATING INCOME 245,777 163,802

NON-OPERATING EXPENSES

Interest income 5,314 864

Interest expenses, net of

capitalized interest (51,376) (54,860)

Reclassi? cation of accumulated

losses of interest rate swap

agreements from accumulated

other comprehensive losses — (4,310)

Change in fair value of

interest rate swap agreements 363 —

Amortization of deferred

? nancing costs (6,324) (8,220)

Loan commitment fees (658) (461)

Foreign exchange gain, net 1,639 191

Other income, net 1,134 2,064

Loss on extinguishment of debt — (25,193)

Total non-operating expenses $ (49,908) $ (89,925)

88 INTERIM REPORT 2012 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.	SEGMENT INFORMATION — continued

Six Months Ended June 30,

2012 2011

INCOME BEFORE INCOME TAX $ 195,869 $ 73,877

INCOME TAX CREDIT (EXPENSE) 1,042 (69)

NET INCOME 196,911 73,808

NET LOSS ATTRIBUTABLE TO

NONCONTROLLING

INTERESTS 7,442 —

NET INCOME ATTRIBUTABLE TO

MELCO CROWN

ENTERTAINMENT LIMITED $ 204,353 $ 73,808

Note:

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation,

amortization, pre-opening costs, development costs, share-based compensation,

property charges and others, corporate and other expenses, and other non-

operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira

Macau, City of Dreams and Studio City and to compare the operating performance of its properties with those of its competitors.

16.	DISTRIBUTION OF PROFITS

During the six months ended June 30, 2012 and 2011, the Company did not declare or pay any dividends. No dividends have been proposed since the end of the reporting period.

Melco Crown Entertainment Limited INTERIM REPORT 2012 89

(In thousands of U.S. dollars, except share and per share data)

17.	SUBSEQUENT EVENTS

The Philippines Project

On July 5, 2012, MCE through its wholly-owned subsidiary, MPEL Projects

Limited (“MPEL Projects”), entered into a memorandum of agreement (the

“MOA”) with certain Philippine parties (collectively, the “Philippine Parties”) (the

Philippine Parties and upon signing of the Consortium Agreement (as de? ned below), MPEL Projects or its designated nominee are collectively referred to as the “Consortium”), to negotiate in good faith and sign upon the satisfaction of various conditions precedent within sixty (60) days or such other date as may be mutually agreed, a consortium agreement, which would include the agreed form of certain de? nitive agreements for the leasing, development, operation and management of certain parcels of land located in Manila, Philippines, as a casino, hotel, retail and entertainment resort (the “Consortium Agreement”).

The execution of the Consortium Agreement is conditional upon registration of the project site as a tourism economic zone by Philippine Economic Zone

Authority. Philippine Amusement and Gaming Corporation (“PAGCOR”) has

issued a provisional license to the Consortium and intends to issue a regular casino gaming license upon satisfaction of certain conditions referred to in the provisional license. MPEL Projects or its designated nominee shall also be included as a member-licensee of the provisional license. The MOA is legally binding. On signing of the Consortium Agreement, the MOA shall terminate and be superseded by the Consortium Agreement. MPEL Projects or an af? liated party will operate the gaming and non-gaming operations as lessee.

Under the terms of the provisional license, PAGCOR requires the Consortium to make a minimum investment of $650,000 at the start of commercial operations and a total of $1,000,000 for the entire project. MPEL Projects or its designated nominee will also be required to contribute to this investment by a combination of cash, Group cash ? ow and debt ? nancing.

90 INTERIM REPORT 2012 Melco Crown Entertainment Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18.	DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The unaudited condensed consolidated ? nancial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. For the six months ended June 30, 2012, there were no material changes to the nature of those signi? cant differences described in the Company’s annual consolidated

? nancial statements for the year ended December 31, 2011, and their ? nancial impact on net income attributable to the Company for the six months ended

June 30, 2012 and the Company’s shareholders’ equity as of June 30, 2012 are summarized as follows:

Six Months Ended June 30,

2012 2011

Net income attributable

to the Company as reported

under U.S. GAAP $ 204,353 $ 73,808

IFRS adjustments:

Capitalization of amortization of

land use rights as property

and equipment 16,615 —

Additional capitalization of

borrowing costs as property

and equipment 612 —

Reversal of deferred tax in

relation to land use rights (1,851) (390)

Decrease in amortization of

land use rights as a result of

change in assigned value of

land use rights 2,347 470

Additional depreciation of

property and equipment in

relation to difference in

capitalization of amortization of

land use rights and

borrowing costs (1,013) (1,013)

Additional share-based

compensation recognized (104) (476)

Reduction in amortization of

deferred fi nancing costs 3,549 —

Financing costs recognized

as part of loss on

extinguishment of debt — (27,642)

Reduction in net loss attributable

to noncontrolling interests (6,812) —

Net income attributable to the

Company as reported under

IFRS $ 217,696 $ 44,757

Melco Crown Entertainment Limited INTERIM REPORT 2012 91

(In thousands of U.S. dollars, except share and per share data)

18.	DIFFERENCES BETWEEN U.S. GAAP AND IFRS —

continued

June 30, December 31,

2012 2011

The Company’s shareholders’

equity as reported under U.S.

GAAP $ 3,167,124 $ 2,956,155

IFRS adjustments:

Capitalization of amortization of

land use rights as property and

equipment 77,758 61,143

Additional capitalization of

borrowing costs as property

and equipment 2,318 1,706

Reduction in amortization of

deferred ? nancing costs 6,935 3,386

Reversal of deferred tax in

relation to land use rights (13,006) (11,155)

Decrease in amortization of

land use rights as a result of

change in assigned value of

land use rights 9,694 7,347

Additional depreciation of

property and equipment in

relation to difference in

capitalization of amortization of

land use rights and

borrowing costs (6,610) (5,597)

Financing costs recognized

as part of loss on

extinguishment of debt (29,328) (29,328)

Reduction in net loss attributable

to noncontrolling interests (12,032) (5,220)

The Company’s shareholders’

equity as reported under IFRS $ 3,202,853 $ 2,978,437

92 INTERIM REPORT 2012 Melco Crown Entertainment Limited

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Director

Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Of? cer)

Non-executive Directors

Mr. James Douglas Packer (Co-Chairman)

Mr. John Peter Ben Wang

Mr. Yuk Man Chung

Mr. William Todd Nisbet

Mr. Rowen Bruce Craigie

Independent Non-executive Directors

Mr. James Andrew Charles MacKenzie

Mr. Thomas Jefferson Wu

Mr. Yiu Wa Alec Tsui

Mr. Robert Wason Mactier

AUDIT COMMITTEE

Mr. James Andrew Charles MacKenzie (Chairman)

Mr. Thomas Jefferson Wu

Mr. Yiu Wa Alec Tsui

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Yiu Wa Alec Tsui (Chairman)

Mr. Thomas Jefferson Wu

Mr. Robert Wason Mactier

COMPENSATION COMMITTEE

Mr. Thomas Jefferson Wu (Chairman)

Mr. Yiu Wa Alec Tsui

Mr. Robert Wason Mactier

Melco Crown Entertainment Limited INTERIM REPORT 2012 93

CORPORATE INFORMATION

REGISTERED OFFICE IN CAYMAN ISLANDS

87 Mary Street

George Town

Grand Cayman KY1-9005

Cayman Islands

PRINCIPAL PLACE OF BUSINESS AND HEAD OFFICE IN

MACAU

22/F, Golden Dragon Centre

Avenida Xian Xing Hai

Macau

PLACE OF BUSINESS IN HONG KONG REGISTERED UNDER

PART XI OF THE COMPANIES ORDINANCE

36/F, The Centrium

60 Wyndham Street

Central

Hong Kong

LEGAL ADVISORS

As to Hong Kong law and U.S. law

Shearman & Sterling

As to Macau law

Manuela António — Lawyers and Notaries

As to Cayman Islands law

Walkers

AUDITOR

Messrs. Deloitte Touche Tohmatsu

COMPANY SECRETARY

Ms. Stephanie Cheung

94 INTERIM REPORT 2012 Melco Crown Entertainment Limited

CORPORATE INFORMATION

COMPANY’S WEBSITE

www.melco-crown.com

LISTING INFORMATION

Hong Kong stock code: 6883

NASDAQ symbol: MPEL

COMPLIANCE ADVISOR

Anglo Chinese Corporate Finance, Limited

40/F, Two Exchange Square

8	Connaught Place

Central

Hong Kong

PRINCIPAL BANKERS

Bank of China, Macau Branch

Citibank N.A., Hong Kong Branch

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited

Shops 1712–1716, 17/F

Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND

TRANSFER OFFICE

Intertrust Corporate Services (Cayman) Limited

87 Mary Street

George Town

Grand Cayman KY1-9005

Cayman Islands

Melco Crown Entertainment Limited INTERIM REPORT 2012 95

DEFINITIONS AND GLOSSARY

De? nitions

• “2006 Share Incentive Plan” refers to a share incentive plan as adopted and revised by the Board on November 28, 2006 and March 17, 2009 and

as approved by the Shareholders on December 1, 2006 and May 19, 2009,

respectively, which aims to provide incentives in the form of awards to consultants, employees and members of the Board with the view of promoting further success of our Company;

• “2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011 between, amongst others,

Melco Crown Gaming, Deutsche Bank AG, Hong Kong Branch as agent and

DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion

(approximately US$1.2 billion), and which reduce and remove certain restrictions in the City of Dreams Project Facility;

• “2011 Share Incentive Plan” refers to a share incentive plan as adopted by our Company pursuant to a resolution passed by our Shareholder at an extraordinary general meeting on October 6, 2011 and became effective on the Listing Date, which aims to provide incentives in the form of awards to consultants, employees and members of the Board, with the view of promoting further success of our Company;

• “Adjusted EBITDA” refers to earnings before interest, taxes, depreciation,

amortization, pre-opening costs, development costs, property charges and others, share-based compensation, and other non-operating income and expenses;

• “Adjusted property EBITDA” refers to earnings before interest, taxes,

depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and other expenses and other non-operating income and expenses;

• “ADSs” refers to our American Depositary Shares, each of which represents three Shares;

• “Aircraft Term Loan” refers to the US$43 million term loan credit facility entered into by MCE Transportation in June 2012 for the purpose of ? nancing part of the acquisition of an aircraft;

96 INTERIM REPORT 2012 Melco Crown Entertainment Limited

DEFINITIONS AND GLOSSARY

• “Altira Macau” refers to an integrated casino and hotel property that caters to

Asian rolling chip customers, which opened in May 2007 and owned by Altira

Developments Limited, our subsidiary;

• “Articles of Association” refers to our articles of association conditionally adopted on October 6, 2011 and became effective on the Listing Date, and as amended from time to time;

• “Board” and “Board of Directors” refers to the board of Directors or a duly constituted committee thereof;

• “China”, “mainland China” and “PRC” refer to the People’s Republic of China,

excluding Hong Kong, Macau and Taiwan;

• “City of Dreams” refers to an integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features a casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by

Melco Crown (COD) Developments;

• “City of Dreams Project Facility” refers to the project facility dated September 5,

2007 entered into between, amongst others, Melco Crown Gaming as borrower and certain other subsidiaries as guarantors, for a total sum of US$1.75 billion for the purposes of ? nancing, among other things, certain project costs of City of Dreams, as amended and supplemented from time to time;

• “Companies Ordinance” refers to the Companies Ordinance (Chapter 32 of the

Laws of Hong Kong), as amended, supplemented or otherwise modi? ed from time to time;

• “Consortium Agreement” refers to the consortium agreement to be entered into, subject to the satisfaction of various conditions precedent, by MCE or its designated nominee with its counterparties in Philippines, which would include the agreed form of certain de? nitive agreements for the leasing, development,

operation and management of casino, hotel, retail and entertainment complex in the Philippines;

• “Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

• “Crown” refers to Crown Limited, an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL,

now known as Consolidated Media Holdings Limited, on December 12, 2007;

Melco Crown Entertainment Limited INTERIM REPORT 2012 97

DEFINITIONS AND GLOSSARY

• “Crown Asia Investments” refers to Crown Asia Investments Pty. Ltd., formerly known as PBL Asia Investments Limited, which is 100% indirectly owned by

Crown and was incorporated in the Cayman Islands but is now a registered

Australian company;

• “Crown Entertainment Group Holdings” refer to Crown Entertainment Group

Holdings Pty Ltd., a company incorporated on June 19, 2007 under the laws of

Australia and a subsidiary of Crown;

• “Deposit-Linked Loan” refers to a deposit linked facility for HK$2.7 billion

(equivalent to US$353.3 million based on exchange rate on transaction date)

entered into on May 20, 2011, which is secured by a deposit of RMB2.3 billion

(equivalent to US$353.3 million based on exchange rate on transaction date)

from the proceeds of the RMB Bonds;

• “DICJ” refers to the Direcçăo de Inspecçăo e Coordenaçăo de Jogos (the

Gaming Inspection and Coordination Bureau), a department of the Public

Administration of Macau;

• “Directors” refers to the director(s) of our Company;

• “Exchangeable Bonds” refer to the US$250 million in aggregate principal amount of 2.4% guaranteed exchangeable bonds due 2012 offered by SPV;

• “Greater China” refers to mainland China, Hong Kong and Macau, collectively;

• “Group” refers to our Company and our subsidiaries and, in respect of the period before our Company became the holding company of such subsidiaries,

the entities which carried on the business of the present Group at the relevant time;

• “HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

• “Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

• “Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong

Limited;

• “IFRS” refers to International Financial Reporting Standards;

• “Listing” refer to the listing of our Shares on the Main Board of the Hong Kong

Stock Exchange on December 7, 2011;

98 INTERIM REPORT 2012 Melco Crown Entertainment Limited

DEFINITIONS AND GLOSSARY

• “Listing Date” refers to December 7, 2011, on which our Shares are listed and from which dealings in our Shares are permitted to take place on the Main Board of the Hong Kong Stock Exchange;

• “Listing Rules” refers to the Rules Governing the Listing of Securities on the

Hong Kong Stock Exchange, as amended, supplemented or otherwise modi? ed from time to time;

• “Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the PRC;

• “Macau Tower” refers to the Macau Tower Convention & Entertainment Centre,

owned by Sociedade de Turismo e Diversoes de Macau, S.A. and operated by

Shun Tak Holdings Limited;

• “MCE Finance” refers to our wholly-owned subsidiary MCE Finance Limited, a

Cayman Islands exempted company with limited liability;

• “MCE Transportation” refers to our subsidiary, MCE Transportation Limited

(formerly known as MCE Designs and Brands Limited), a company incorporated under the laws of the British Virgin Islands;

• “Melco” refers to Melco International Development Limited, a Hong Kong listed company;

• “Melco Crown (COD) Developments” refers to our subsidiary, Melco Crown

(COD) Developments Limited, a Macau company through which we hold the land and buildings for City of Dreams;

• “Melco Crown Gaming” refers to our subsidiary, Melco Crown Gaming (Macau)

Limited, a Macau company and the holder of our Subconcession;

• “Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-

owned subsidiary of Melco;

• “Mocha Clubs” collectively refers to clubs with gaming machines, the fi rst of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco

Crown Gaming;

• “Model Code” refers to the Model Code for Securities Transactions by Directors

of Listed issuers as set out in Appendix 10 to the Listing Rules;

Melco Crown Entertainment Limited INTERIM REPORT 2012 99

DEFINITIONS AND GLOSSARY

• “NASDAQ” refers to the National Association of Securities Dealers Automated

Quotation System;

• “New Cotai Holdings” refers to New Cotai Holdings, LLC, a company incorporated in Delaware, the United States on March 24, 2006 under the laws of Delaware, primarily owned by U.S. investment funds managed by Silver Point

Capital, L.P. and Oaktree Capital Management, L.P.;

• “our Subconcession” refers to the Macau gaming subconcession held by Melco

Crown Gaming;

• “Patacas” and “MOP” refer to the legal currency of Macau;

• “PBL” refers to Publishing and Broadcasting Limited, an Australian-listed corporation that is now known as Consolidated Media Holdings Limited;

• “Renminbi” and “RMB” refer to the legal currency of China;

• “RMB Bonds” refers to the RMB2.3 billion aggregate principal amount of 3.75%

bonds due 2013 issued by our Company on May 9, 2011;

• “SCI” refers to Studio City International Holdings Limited, formerly known as

Cyber One Agents Limited, a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40%

owned by New Cotai, LLC, a subsidiary of New Cotai Holdings;

• “SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws

of Hong Kong), as amended, supplemented or otherwise modi? ed from time to time;

• “Senior Notes” refers to the initial notes (i.e. the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on

May 17, 2010) and the exchange notes (i.e. approximately 99.96% of the initial notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018, registered under the U.S. Securities Act of 1933, collectively);

• “Share(s)” refer to our ordinary share(s), par value of US$0.01 each;

• “Shareholder(s)” refers to holder(s) of our Share(s) from time to time;

• “SPV” refers to Melco Crown SPV Limited, formerly known as Melco PBL SPV

Limited, a Cayman Islands exempted company which is 50/50 owned by Melco

Leisure and Crown Asia Investments;

100 INTERIM REPORT 2012 Melco Crown Entertainment Limited

DEFINITIONS AND GLOSSARY

• “Studio City” refers to an integrated resort comprising entertainment, retail and gaming facilities proposed to be developed under the shareholder agreement between our Company and New Cotai, LLC;

• “US$” and “U.S. dollars” refer to the legal currency of the United States;

• “U.S.” and “United States” refer to the United States of America, its territories,

its possessions and all areas subject to its jurisdiction;

• “U.S. GAAP” refers to the accounting principles generally accepted in the United

States; and

• “we”, “us”, “our”, “our Company”, “the Company”, “MCE” and “Melco Crown

Entertainment” refer to Melco Crown Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

Melco Crown Entertainment Limited INTERIM REPORT 2012 101

DEFINITIONS AND GLOSSARY

Glossary

“average daily rate” or calculated by dividing total room revenues (less service

“ADR” charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day

“cage” a secure room within a casino with a facility that

allows patrons to exchange cash for chips required to

participate in gaming activities, or to exchange chips for

cash

“chip” round token that is used on casino gaming tables in lieu of cash

“concession” a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative

contract pursuant to which a concessionaire, or the entity

holding the concession, is authorized to operate games

of fortune and chance in casinos in Macau

“drop box” a box or container that serves as a repository for cash,

chips, chip purchase vouchers, credit markers and forms

used to record movements in the chip inventory on each

table game

“gaming machine handle the total amount wagered in gaming machines

(volume)”

“gaming promoter” or an individual or corporate entity who, for the purpose

“junket representative” of promoting rolling chip and other gaming activities,

arranges customer transportation and accommodation,

provides credit in its sole discretion if authorized by

a gaming operator, and arranges food and beverage

services and entertainment in exchange for commissions

or other compensation from a gaming operator

“hold percentage” the amount of win (calculated before discounts and commissions) as a percentage of drop

“integrated resort” a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail

and dining facilities, MICE space, entertainment venues

and spas

102 INTERIM REPORT 2012 Melco Crown Entertainment Limited

DEFINITIONS AND GLOSSARY

“marker” evidence of indebtedness by a player to the casino or gaming operator

“mass market patron” a customer who plays in the mass market segment

“mass market segment” consists of both table games and slot machines played on public mass gaming ? oors by mass market patrons

for cash stakes that are typically lower than those in the

rolling chip segment

“mass market table games the amount of table games drop in the mass market table drop” games segment

“mass market table games mass market table games win as a percentage of mass hold percentage” market table games drop

“MICE” Meetings, Incentives, Conventions and Exhibitions, an

acronym commonly used to refer to tourism involving

large groups brought together for an event or speci? c

purpose

“non-negotiable chip” promotional casino chip that is not to be exchanged for cash

“non-rolling chip” or chip that can be exchanged for cash, used by mass

“traditional cash chip” market patrons to make wagers

“occupancy rate” the average percentage of available hotel rooms occupied during a period

“revenue per calculated by dividing total room revenues (less service available room” or charges, if any) by total rooms available, thereby

“REVPAR” representing a combination of hotel average daily room rates and occupancy

“rolling chip” non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron” a player who is primarily a VIP player and typically receives various forms of complimentary services

from the gaming promoters or concessionaires or

subconcessionaires

“rolling chip volume” the amount of non-negotiable chips wagered and lost by the rolling chip market segment

Melco Crown Entertainment Limited INTERIM REPORT 2012 103

DEFINITIONS AND GLOSSARY

“rolling chip win rate” rolling chip table games win as a percentage of rolling chip volume

“slot machine” traditional gaming machine operated by a single player and electronic multiple-player gaming machines

“subconcession” an agreement for the operation of games of fortune and chance in casinos between the entity holding the

concession, or the concessionaire, a subconcessionaire

and Macau government, pursuant to which the

subconcessionaire is authorized to operate games of

fortune and chance in casinos in Macau

“table games win” the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“wet stage performance the approximately 2,000-seat theater specifi cally theater” designed to stage “The House of Dancing Water” show

“win percentage-gaming gaming machine win expressed as a percentage of machines” gaming machine handle

104 INTERIM REPORT 2012 Melco Crown Entertainment Limited

Member Companies

www.melco-crown.com